FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__	Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____	No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item
1.	ABN AMRO reports first half 2007 results: Strong operating performance in conditions of corporate uncertainty 30 July, 2007

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statements on Form F-4 with Registration Nos. 333-108304 and 333-143666.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC (“Barclays”) and the Consortium; the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US

Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

The offer launched by the consortium of Fortis, RBS and Santander is under consideration by the ABN AMRO boards.  ABN AMRO will, in the near future but at the latest by August 6, 2007, file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 in which it will advise the ABN AMRO shareholders that it expresses no opinion and remains neutral toward such offer and its reason(s) for such position.  The ABN AMRO boards request the ABN AMRO shareholders to defer making a determination on whether to accept or reject such offer until they have been advised of ABN AMRO’s position with respect to the offer.

Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 which contains a prospectus.  Barclays expects to file with the US Securities and Exchange Commission amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials.  In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date:	July 30, 2007	By:	/s/ Dies Donker
			Name:	Dies Donker
			Title:	Head of Investor Relations

		By:	/s/ Willem Nagtglas Versteeg
			Name:	Willem Nagtglas Versteeg
			Title:	Company Secretary

Item 1

Further information can be obtained from: Press Relations: +31 20 628 8900 Investor Relations: +31 20 628 7835

This press release is also available on the Internet: www.abnamro.com

Amsterdam, 30 July 2007
ABN AMRO reports first half 2007 results:
Strong operating performance in conditions of corporate uncertainty

•	Increase in first half operating result
o
Reported revenue growth of 12.6%; adjusted (see footnote and page 4 for adjustments) operating revenue growth of 14.3% driven by increases in all Business Units (BUs), supported by a strong performance of the BU Global Markets

o	Reported operating expenses up 14.0%; adjusted operating expenses up 8.6%, well below the growth in revenues
o	Reported operating result up 9.1%, reported efficiency ratio up 0.9%; adjusted operating result up 29.1%, leading to a 3.6 percentage-point improvement in the adjusted efficiency ratio to 68.5%
o
Reported profit for the period down 1.4%; adjusted profit for the period up 13.4% to EUR 2,390 mln, despite higher taxes and loan loss impairments, as a result of a strong performance of the BUs Asia, Latin America and Europe, supported by Global Markets and Transaction Banking

o	BU Global Markets profit for the period EUR 730 mln, an increase of 94.1%

•	Second quarter operating result increased further
o	Reported operating income up 4.6%; adjusted operating income up 3.1%, driven by the BUs Europe and Latin America, supported by further growth in Global Markets and Global Clients
o	Reported operating expenses down 4.0%; adjusted operating expenses up 3.5%
o	Reported operating result increased 30.9%; adjusted operating result up 2.2% following a strong first quarter
o	Antonveneta results below expectations; actions and initiatives reinforced to improve revenue growth

•	Well on track to beat the 2007 EPS target of EUR 2.30 on an adjusted basis
o	Core tier 1 ratio 6.12% and tier 1 ratio 8.17%, well above the year-end targets of 6% and 8%
o	Interim dividend 2007 of EUR 0.58, up 3 cents or 5.5%

Chairman’s statement
“We are well on track to deliver an EPS of at least EUR 2.30 on an adjusted basis as the change in the organisational structure implemented in 2006 created the conditions for improvement in our performance. Further execution of the initiatives set for 2007 (growth, efficiency, and acceleration of action plans) led to a strong second quarter, which was otherwise marked by conditions of uncertainty for ABN AMRO. The improvement has been driven by our strong local client relationships and the commitment of our staff to deliver. The increase in the interim dividend reflects the improvement in the operational performance in the first half as well as some caution for the second half results due to the current corporate uncertainty. We continue to be well on track to deliver our 2007 EPS target.”

(in millions of euros)	year to date				quarterly
	2007	2006	% change	% change[2]	Q2 2007	Q1 2007	% change	% change[2]	Q2 2006	% change	% change[2]
Total operating income	10,653	9,461	12.6	14.2	5,446	5,207	4.6	4.2	4,830	12.8	13.1
Total operating expenses	7,690	6,745	14.0	15.1	3,766	3,924	(4.0)	(4.3)	3,466	8.7	8.4
Operating result	2,963	2,716	9.1	11.9	1,680	1,283	30.9	30.4	1,364	23.2	25.2
Loan impairment	886	720	23.1	24.1	483	403	19.9	17.4	400	20.8	18.3
Operating profit before tax	2,077	1,996	4.1	7.5	1,197	880	36.0	36.3	964	24.2	28.0
Net operating profit	1,666	1,679	(0.8)	3.5	946	720	31.4	33.8	913	3.6	10.2
Discontinued operations (net)	554	573			210	344			301
Profit for the period	2,220	2,252	(1.4)	3.8	1,156	1,064	8.6	10.8	1,214	(4.8)	1.2
Net profit attributable to shareholders	2,165	2,219	(2.4)	2.8	1,130	1,035	9.2	11.4	1,216	(7.1)	(1.1)
Earnings per share (euros)	1.17	1.18	(0.8)		0.61	0.56	8.9		0.65	(6.2)
EPS from continuing operations (euros)	0.87	0.88	(1.1)		0.50	0.37	35.1		0.49	2.0

Efficiency ratio	72.2%	71.3%			69.2%	75.4%			71.8%

1)	all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2)	% change at constant foreign exchange rates (see annex 2)
The difference between reported and adjusted figures are gains on disposals (income Q2 06: EUR 208 mln gross and net; discontinued Q1 07: EUR 97 mln gross and net; discontinued Q2 07: EUR (4) mln gross and net; income Q2 07: EUR 77 mln gross, EUR 72 mln net), restructuring charges (expenses Q2 06: EUR 72 mln gross, EUR 55 mln net; discontinued Q2 06: EUR (12) mln gross, EUR (8) mln net), provision for the Department of Justice (DOJ) investigation (expenses Q1 07: EUR 365 mln gross, EUR 275 mln net) and transaction-related advisory fees (expenses Q2 07: EUR 81 mln gross, EUR 60 mln net). Please also refer to page 4.

The results of LaSalle are reported as ‘discontinued operations’ in 2006 and 2007. For a further breakdown of the profit from discontinued operations net of tax we refer to Annex 3, note 11.

Contents:

Letter to the shareholders	page 3

First half year 2007 analysis	page 5

Annex 1: Cautionary statement regarding forward-looking statements	page 38
and Additional Information

Annex 2: Use of non-GAAP financial measures	page 39

Annex 3: Interim Financial Report	page 41

Report on review of interim financial information	page 67

Dear shareholder,

The first half of this year has seen momentous events for ABN AMRO and it is against this backdrop that I am pleased to report the strong operating performance of the Group. In 2006 we implemented changes to the Group’s organisational structure, and we identified 2007 as ‘a year of delivery’. These changes have resulted in improved operational performance in 2007, and the delivery of earnings growth.

These results demonstrate the strengths of our strong local client relationships, the dedication and resilience of our staff, and the robustness of our businesses. At the start of this year we called 2007 ‘a year of delivery’. Delivery is defined as earnings per share of at least EUR 2.30 on an adjusted basis. In the first six months of this year we have delivered reported earnings per share of EUR 1.17 and adjusted earnings per share of EUR 1.26, and we can conclude that we are well on track to deliver at least the EUR 2.30 on an adjusted basis, which we committed to at the start of this year.

The increase in profitability is the result of a significant improvement in the operating performance as delivered on the three key themes of growth, efficiency and the acceleration of the action plan. This performance is underpinned by the breadth and depth of our global banking businesses, which provides an established platform for developing further growth.

1. Growth

The three key growth areas are Brazil, Asia and Italy.

In Brazil we saw a continuation of the benign economic environment and a continuation of declining interest rates, driving strong loan growth. The good performance in Brazil was underpinned by a further improvement in the efficiency ratio, resulting in the BU Latin America being the third largest profit contributor after the BU Netherlands and the BU North America.

In Asia we realised strong operating momentum as profit for the period increased to EUR 224 mln, resulting in a significant contribution to the Group’s profit for the period. We also continued to build our consumer and commercial operations further in selected markets through for instance the acquisition of Prime Bank in Pakistan, one of our focus countries, and further branch openings in India, where we currently have 28 branches. We also received approval for local incorporation in China.

Antonveneta has been part of the Group for a year now. The plans to transform Antonveneta’s consumer bank are well on their way. Most branches have been refurbished, new service concepts such as Preferred Banking will be introduced in the third quarter, and new employees have been recruited. The position of the commercial bank will be further strengthened as we roll out the ABN AMRO product suite. The private bank is being built, with another two branches having recently been opened, bringing the total to nine. The results of the first half of 2007 reflect the time and effort it has taken to rebuild Antonveneta, but the initiatives launched provide us with the comfort that Antonveneta will deliver a strong increase in its operating performance in the second half of 2007.

2. Efficiency

Good progress has been made to reduce the efficiency ratios of the constituent parts of the Group to levels in line with their respective peers.

A return to profitability of the BU Europe has been one of the highest priorities in 2007 and I am very pleased with the progress made in this respect. The BU Europe had its third consecutive quarter of profitability driven by upgraded service to Financial Institutions, a key client group to ABN AMRO, further growth in our successful private investor products, and continued growth in the Eastern European activities. In addition, tight cost control and capital discipline have secured the base for the BU Europe, which is well on track to meet the Group’s targeted return on assigned risk capital.

The steps taken to improve the operational efficiency of the BU North America have successfully been executed. The reduction of the workforce was accelerated and finalised in the second quarter. The early signs of improved efficiency are already visible in the results of BU North America including LaSalle (further details on LaSalle can found in Annex 3, note 11). On 23 April 2007 we announced an agreement to sell LaSalle for USD 21 bln to Bank of America, a decision that was validated by the Supreme Court on 13 July.

This transaction will be consummated once regulatory approval has been granted. The results for LaSalle are therefore reported in discontinued activities.

The BU Netherlands showed further improvement in its efficiency ratio to 65.6% in the first half of 2007, and, despite the current uncertainty surrounding ABN AMRO, delivered a strong net operating result driven by intensified client coverage and improved client satisfaction rates.

3. Acceleration of existing initiatives

The BU Global Markets has delivered an impressive turnaround in terms of both efficiency and profitability. We believe the improvement results from a focus on more value-added structured products and participation choices in terms of product availability and geographic presence. The efficiency ratio of the BU Global Markets of 68.3% is now in line with the Group, and compares favourably with the 90.9% efficiency ratio of 2005, at the end of which the BU Global Markets was created. The BU Global Markets’ operating profit in the first half of 2007 is almost three times that for the full year 2005.

The shift in business mix of the BU Global Clients away from the traditional loan products to fee-driven products, as initiated some years ago, resulted in a clear improvement in the build-up of earnings. Currently, 78% of earnings are from non-interest income, resulting in a higher quality of income and a lower dependence on capital. As a result, the BU Global Clients has achieved a strong improvement in its return on assigned risk capital, and is now meeting its 2007 return target of 20%.

The announced measures to improve the cost efficiency and productivity in Group Functions were expected to affect more than 500 Full-Time Equivalent (FTE) members of staff, mainly at head office. The headcount reduction started in the first quarter and we are on track to deliver this reduction.

We continued to divest non-core assets in the first six months of the year as we finalised the sale of the Private Clients activities in Miami and Uruguay. Furthermore, we announced the sale to Mellon Bank N.A. of ABN AMRO's 50% share in ABN AMRO Mellon Global Securities Services B.V., the joint venture company established by ABN AMRO and Mellon in 2003, aimed at providing global custody and related services to institutions outside North America, to Mellon Bank N.A. The transaction is expected to close in the third quarter of 2007.

The Dutch Central Bank (DNB) announced on 26 July 2007 that it has lifted its directive regarding compliance deficiencies at ABN AMRO. The Directive, along with the Order to Cease and Desist from the US regulators, was put in place in December 2005. It is gratifying to see the DNB recognising the positive outcome of the steps we have taken across ABN AMRO. We have not only strengthened the compliance environment within the bank but are also building one of the strongest anti-money laundering and compliance organisations in the financial services industry. We are committed to continuing to operate at the forefront of compliance best practice.

The year 2007 will be a year of delivery in many ways. At this point in time the outcome is uncertain, but I have no doubt that the strengths and values of ABN AMRO will provide strong returns to shareholders of ABN AMRO in 2007 and well beyond. We are delivering on our commitment to improve the operating performance of the Group. This improvement to date has been and will be achieved in sometimes difficult times marked by corporate uncertainty, and is driven by the commitment of our staff to deliver, continuing strong local client relationships and resilience of the businesses. I would like to thank all our employees and clients for making more possible.

Yours sincerely,

Rijkman Groenink

Financial summary

ABN AMRO Group

(in millions of euros)	year to date				quarterly
	2007	2006	% change	% change[2]	Q2 2007	Q1 2007	% change	% change[2]	Q2 2006	% change	% change[2]
Net interest income	4,784	4,467	7.1	8.6	2,446	2,338	4.6	3.2	2,247	8.9	8.2
Net fees and commissions	2,872	2,602	10.4	12.4	1,504	1,368	9.9	10.1	1,310	14.8	15.8
Net trading income	1,937	1,479	31.0	31.1	938	999	(6.1)	(5.4)	654	43.4	43.6
Results from fin. transactions	628	320	96.3	100.9	330	298	10.7	11.7	229	44.1	51.4
Results from equity holdings	138	124	11.3	12.8	62	76	(18.4)	(18.9)	74	(16.2)	(16.5)
Other operating income	294	469	(37.3)	(35.9)	166	128	29.7	30.5	316	(47.5)	(46.4)
Total operating income	10,653	9,461	12.6	14.2	5,446	5,207	4.6	4.2	4,830	12.8	13.1
Total operating expenses	7,690	6,745	14.0	15.1	3,766	3,924	(4.0)	(4.3)	3,466	8.7	8.4
Operating result	2,963	2,716	9.1	11.9	1,680	1,283	30.9	30.4	1,364	23.2	25.2
Loan impairment	886	720	23.1	24.1	483	403	19.9	17.4	400	20.8	18.3
Operating profit before tax	2,077	1,996	4.1	7.5	1,197	880	36.0	36.3	964	24.2	28.0
Income tax expense	411	317	29.7	28.4	251	160	56.9	48.0	51
Net operating income	1,666	1,679	(0.8)	3.5	946	720	31.4	33.8	913	3.6	10.2
Discontinued operations (net)	554	573			210	344			301
Profit for the period	2,220	2,252	(1.4)	3.8	1,156	1,064	8.6	10.8	1,214	(4.8)	1.2
Net profit attributable to shareholders	2,165	2,219	(2.4)	2.8	1,130	1,035	9.2	11.4	1,216	(7.1)	(1.1)
Earnings per share (euros)	1.17	1.18	(0.8)		0.61	0.56	8.9		0.65	(6.2)
EPS from continuing operations (euros)	0.87	0.88	(1.1)		0.50	0.37	35.1		0.49	2.0
Efficiency ratio	72.2%	71.3%			69.2%	75.4%			71.8%
1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2) % change at constant foreign exchange rates (see annex 2)

	30 Jun 07	30 Jun 06	% change	31 Mar 07	% change	31 Dec 06	% change
Staff (FTE) (*)	110,324	105,608	4.5	107,819	2.3	106,999	3.1
(in billions of euros)
Total assets (*)	1,120.1	986.0	13.6	1,054.6	6.2	987.1	13.5
Group capital	41.5	44.6	(7.0)	46.9	(11.5)	45.1	(8.0)
Risk-weighted assets (*)	294.3	300.2	(2.0)	283.3	3.9	280.7	4.8
(*) Total assets and risk-weighted assets are including discontinued operations. FTE are including LaSalle, however excluding Bouwfonds and AAMG.

Core tier 1 ratio	6.12%	5.99%	6.25%	6.18%
BIS tier 1 ratio	8.17%	8.16%	8.44%	8.45%
BIS capital ratio	10.52%	10.76%	11.30%	11.14%

The figures in the press release have not been subject to audit

Figures are excluding consolidation effect of controlled non-financial investments, also referred to as private equity investments

All figures are stated excluding the consolidation effect of controlled non-financial investments. The consolidation effect is the impact per line item of these investments, which are consolidated under IFRS. We believe that combining the temporary holdings in private equity investments active in different types of business other than our financial business does not provide a meaningful basis for discussion of our financial condition and results of operation. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures. We have presented in Annex 2, and investors are encouraged to review, reconciliations of the figures excluding the consolidation of private equity investments and including the consolidation effects of our controlled private equity holdings.

Figures at constant foreign exchange rates

In addition to the actual growth measures, we have explained variances in terms of ‘constant foreign exchange rates’ or ’local currency’. These variances exclude the effect of currency translation difference. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures.

Revised interim financial statements

This press release includes a set of interim financial statements as required under IFRS. These statements have been included as Annex 3 to this press release and include a consolidated income statement, consolidated balance sheet, a consolidated statement of changes in equity and a consolidated cash flow statement as well as the relevant accompanying notes to these statements.

Reporting adjustments

For comparison reasons the figures by BU have been adjusted to reflect the following (earlier announced) changes: BU Global Clients is reported in the regions; the International Diamonds & Jewellery Group is included in Group Functions (previously BU Private Clients) and BU Asset Management includes Asset Management France (previously in BU Private Clients).

To aid the analysis of the reported figures, we have made adjustments to the reported figures for the following items in 2006 and 2007. The adjusted figures throughout this press release therefore exclude the following items:

Second quarter 2006	Gross (EUR mln)	Net (EUR mln)
Gain from the sale of K&H (income)	208	208
Services restructuring charge (expenses)	72	55
Services restructuring charge (discontinued)	(12)	(8)

First quarter 2007	Gross (EUR mln)	Net (EUR mln)
Provision for DOJ investigation (expenses)	365	275
Gain on the sale AAMG (discontinued)	97	97

Second quarter 2007	Gross (EUR mln)	Net (EUR mln)
Gain on sale of Private Clients Miami (income)	77	72
Transaction-related advisory fees (expenses)	81	60
Adjustment to gain on the sale AAMG (discontinued)	(4)	(4)

Please note that the net operating income of LaSalle is presented as part of ‘results from discontinued operations’ in 2006 and 2007. For a further breakdown of the profit from discontinued operations net of tax, we refer to the Interim Financial Report for the period ended 30 June 2007, note 11, as included in Annex 3.

First half 2007 compared with first half 2006

Operating income
The Group’s operating income increased by 12.6% on the back of increases across all Business Units (BUs) except Group Functions. The regions include the results from the BU Global Clients. Adjusted operating income increased 14.3% as the Group’s main growth engines, the BUs Latin America and Asia, showed significant growth, underpinned by a strong performance in the BUs Global Markets and Global Clients. The broad-based regional client revenue growth is the result of a consistent focus on our strong local relationships across the various regions, combined with our ability to offer a wide and competitive product suite to our mid-market clients. The BU Europe’s EUR 483 mln increase in revenues, for example due to further focus on the Financial Institutions client segment, was particularly noteworthy.

Operating expenses
Operating expenses rose by 14.0%. Adjusted operating expenses increased by 8.6% as higher revenues resulted in higher bonus accruals incurred in the BU Europe and Global Markets. Furthermore, the continued growth of our Asian activities, including new branch openings, resulted in EUR 156 mln higher costs. Excluding bonus accruals, adjusted operating expenses were up only 1.5%, against adjusted revenue growth of 14.3%, reflecting strong cost control as well as further benefits from the Group’s continuing Services programme.

Operating result
The reported improvement in operating result was 9.1%. The adjusted operating result was up 29.1% to EUR 3,332 mln due to an improved performance across all the regional Client BUs, underpinned by further improvement of the operational performance of the BU Global Markets and Transaction Banking. This resulted in an improvement of the adjusted efficiency ratio of 3.6 percentage points to 68.5%.

Loan impairments
Provisions increased EUR 166 mln to EUR 886 mln, EUR 729 mln of which were in the consumer portfolio and EUR 157 mln in the commercial portfolio. The increase was due to further strong growth in the Brazilian high-margin retail and loan portfolios in the BU Latin America, as well as to the reclassification at Antonveneta between loan impairment and net interest income in respect of interest on impaired loans (as announced with the third quarter 2006 results), which was not applied in the first half of 2006.

Discontinued operations	Discontinued operations include the net-of-tax operating results from ABN AMRO Mortgage Group, LaSalle and Bouwfonds non-mortgage.

Profit for the period	The Group’s reported profit for the period decreased by 1.4%. However, the adjusted profit for the period went up by 13.4% to EUR 2,390 mln.

Risk-weighted assets	Continued active capital management, including through securitisations and loan sale, resulted in a EUR 5.9 bln decrease in risk-weighted assets (RWA) to EUR 294.3 bln.

Net profit attributable to
ABN AMRO shareholders	Net profit attributable to shareholders was EUR 2,165 mln. Minority interest went up by EUR 22 mln to EUR 55 mln.

Return on equity	Return on equity for the first half was 17.8%, below the target of 20%. We expect to meet the 20% return on equity target for the full year 2007, including expected book profits on disposals.

Capital ratios
In the first half of 2007, we completed a EUR 1 bln share buy-back programme via the repurchase of 31.6 mln shares. The tier 1 ratio was 8.17%, 1 basis point higher than at 30 June 2006. The core tier 1 ratio was 6.12%, an increase of 13 basis points. The total capital ratio stood at 10.52%, a decrease of 24 basis points.

Dividend
The interim dividend is 5.5% higher at EUR 0.58 and will be payable in cash only. For those shareholders who would like to elect to have the cash dividend invested in stock, ABN AMRO will facilitate the process by buying stock in the open market by means of a Dividend Reinvestment Programme (DRIP). Further details on the DRIP can be found on our website: www.abnamro.com.

Half year update
The results from the BUs Global Markets, Global Clients and Transaction Banking are reported in the regions. In order to track progress against previously communicated targets, please see further disclosure on the BUs Global Clients and Global Markets on pages 34-37.

The BU Global Markets’ revenues were up by EUR 596 mln or 28.0% to EUR 2,722 mln, a record first half, due to continued strong growth in all asset and product classes. Tight cost control resulted in a market-leading 8.1 percentage-point improvement in the efficiency ratio for the first half 2007 to 68.3%, excluding the Services restructuring charge in 2006. The ratio is in line with the Group’s efficiency ratio, and an overall contribution to the profit for the period of the Group of 30.6% in the first six months.

The BU Global Clients’ revenues increased by EUR 343 mln or 29.4%, outpacing market growth, a very strong performance driven by strong client relationships, which resulted in many cross-border transactions. Good cost control resulted in an operating result that more than doubled and a return on assigned risk capital above the target set for 2007.

Transaction Banking was one of the main drivers behind the growth in operating result and profit for the period of the Group. The growth in Transaction Banking product revenues reflects client confidence in our Payments and Trade business. This has allowed us to close a number of large, multi-year deals around the world, creating good revenue growth while keeping costs flat. We continue to win major awards for innovation, due to our focus on building client-driven solutions that address our clients’ working capital needs.

Second quarter 2007 compared with first quarter 2007

Operating income	Total operating income grew by EUR 239 mln or 4.6%. Adjusted operating income increased 3.1%, due to further growth in the BUs Latin America, Europe,

Asia, and Private Equity, partly offset by a EUR 209 mln decline in Group Functions and disappointing revenues at Antonveneta. The BU Latin America increased revenues by 13.2%, mainly on the back of continued strong growth in the Brazilian retail loan portfolio at improved margins. Revenue growth in the BU Europe was driven by a further increase in client activity in Global Markets products. The BU Asia grew its revenues by 7.9%, driven by strong Global Markets, mergers and acquisitions (M&A) and equity capital markets (ECM) revenues. Group Functions revenues declined due to lower Asset and Liability Management (ALM) and proprietary trading results. The revenue growth expected at Antonveneta did not materialise.

Operating expenses	Total operating expenses were 4.0% lower. Adjusted operating expenses rose 3.5%. This increase was driven by higher personnel costs (including bonus accruals).

Operating result
The operating result increased 30.9% on a reported basis. The adjusted operating result increased 2.2% following a very strong first quarter, due to healthy increases in the operating result in the BUs Latin America, Asia, Europe, Global Clients and Global Markets, partly offset by a lower result in Group Functions. The adjusted efficiency ratio remained almost unchanged at 68.6%.

Loan impairments	The provisioning level for the Group increased by EUR 80 mln due to continued growth of the high-margin Brazilian retail and consumer loan portfolios in the BU Latin America.

Taxes	The effective tax rate of continuing activities was 21.0% compared with 18.2% in the previous quarter.

Discontinued operations	Discontinued operations included the net-of-tax operating results from ABN AMRO Mortgage Group and LaSalle.

Profit for the period	The reported profit for the period was up by 8.6%. Adjusted profit for the period was down by 7.6% due to a higher tax rate, higher provisions, and a slightly lower contribution from LaSalle.

Return on equity	Return on equity for the second quarter was 18.4%.

Risk-weighted assets	As at 30 June 2007, the Group’s RWA increased by EUR 11.0 bln to EUR 294.3 bln as a result of increases in the BU Netherlands and Group Functions.

Recent developments

Department of Justice investigation

As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into the Bank’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation.

Under the terms of the agreement in principle, the Bank and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, the Bank would waive indictment and agree to the filing of an information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. The Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 mln. The precise terms of the deferred prosecution agreement are still under negotiation.

In consideration for the foregoing provisions, as well as the Bank’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided the Bank is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the Bank. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.

Recent developments related to the offers for ABN AMRO

On 30 May 2007, ABN AMRO acknowledged receipt of the proposed offer made by Fortis, Royal Bank of Scotland (RBS) and Santander (the Consortium), details of which have been published on 29 May 2007 by the Consortium. In response to the announcement by the Consortium, the Supervisory Board formed a Transaction Committee (the Transaction Committee) composed of the members of the Special Committee, being Arthur Martinez, chairman of the Supervisory Board, André Olijslager, vice-chairman of the Supervisory Board, and Rob van den Bergh. The Transaction Committee will liaise with the Managing Board and key staff and advisers of the bank on an ongoing basis on all matters with respect to the recommended offer by Barclays PLC (Barclays) for ABN AMRO as announced on 23 April 2007 and with respect to the proposed offer as announced on 29 May 2007 by the Consortium.

On 2 July 2007, it was announced that in their announcement of 23 May 2007, Barclays and ABN AMRO had indicated that Barclays' Offer Documentation would be published in July, subject to the satisfaction of all pre-conditions specified in the original press release dated 23 April 2007. Good progress continued to be made in relation to the pre-conditions, documentation and regulatory change of control approvals. Since the regulatory review processes relating to the documentation were not yet completed, the Netherlands Authority for the Financial Markets (AFM) agreed an extension so that an announcement on the availability of the formal Offer Documentation could take place on or before 23 July 2007. On 19 July 2007, Barclays announced that the AFM had agreed a further extension so that an announcement on the formal offer documentation being available can be made on or before 6 August 2007.

On 13 July 2007, the Dutch Supreme Court ruled in respect of ABN AMRO's appeal against the provisional injunction imposed by the Enterprise Chamber on 3 May 2007 restraining ABN AMRO from completing the sale of LaSalle to Bank of America without approval of its shareholders. The ruling of the Supreme Court confirmed that the sale of LaSalle is not subject to the approval of ABN AMRO shareholders. This transaction will be consummated once regulatory approval has been granted.

On 18 July 2007, ABN AMRO acknowledged that it had received a revised proposed offer from the Consortium, which it would discuss with representatives of the Consortium. Under the terms of the Merger Protocol dated 23 April 2007, ABN AMRO would also discuss with Barclays their offer and the implications of the Consortium's revised proposed offer. ABN AMRO confirmed that its Managing and Supervisory Boards will act in the best interests of all stakeholders, including shareholders, and will assess the proposed offers in a fair and transparent manner. ABN AMRO also confirmed that it has no intention of making any major asset disposals at the current time.

On 20 July 2007, the Managing Board of ABN AMRO confirmed it had received advice from the Dutch Central Works Council and the opinion of the European Staff Council regarding the proposed merger with Barclays. In accordance to the legal limitations of its mandate, the advice of the Dutch Works Council is restricted to the local jurisdiction of the Netherlands. The advice is positive. The European Staff Council had been asked to provide an opinion on the proposed merger with Barclays in so far as it would impact activities in Europe. The opinion of the European Staff Council is also positive.

On 23 July 2007, ABN AMRO confirmed that it had received a proposal for a revised offer from Barclays (the Revised Barclays Offer) and noted that the Consortium had formally launched its offer for ABN AMRO. The Revised Barclays Offer includes amended offer terms and has introduced a significant cash element, together with a mix-and-match alternative. The proposed strategic cooperation between Barclays and China Development Bank further enhances the growth opportunities of the combined group in the attractive Asian market and can result in creation of additional long-term value for ABN AMRO shareholders. ABN AMRO welcomed the opportunity for shareholders to consider two competing proposals on a level playing field. As announced previously, ABN AMRO confirmed that its Managing and Supervisory Boards will act in the best interests of all stakeholders, including shareholders, and will assess both offers in a fair and transparent manner.

Other recent developments

On 8 June 2007, ABN AMRO won the Financial Times Sustainable Bank of the Year award for achieving world-class standards in sustainable banking. In addition to this overall award, ABN AMRO India won the global Emerging Markets Sustainable Bank of the Year award for its leadership role in India. ABN AMRO formalised its drive for sustainable development about ten years ago, in recognition of the fact that a wide range of global issues shape our societal and business environment. These include climate change, energy and fresh water constraints, poverty, environmental degradation and respect for human rights. These are issues that raise many challenges and opportunities, not just for society at large, but also for our organisation, employees, clients, shareholders, suppliers and the environment. In addition, ABN AMRO announced its intention to become carbon neutral by the end of next year.

On 8 June 2007, ABN AMRO announced that it would acquire the branch network of Taitung Business Bank in Taiwan following a government auction. The acquisition will add significant scale to ABN AMRO’s Taiwan franchise where it is already a top-three foreign bank. Under the terms of the sale, ABN AMRO is entitled to relocate the majority of 32 branches to prime locations for its mass affluent and small and medium-sized enterprises (SME) client base, allowing tailoring to fit the bank's mid-market strategy. After closure of the acquisition, the total number of branches in Taiwan will be 37.

On 15 June 2007, ABN AMRO announced that its share buy-back programme of EUR 1 bln had been completed. A total number of 31,646,434 shares were bought at an average price of EUR 31.60. The share buy-back programme was announced on 8 February 2007 and started on 12 February 2007. As stated previously, ABN AMRO will continue to neutralise the 2006 final stock dividend. As announced on 26 April 2007, all dividend payments will be in cash as from the interim dividend 2007.

On 3 July 2007, ABN AMRO inaugurated ABN AMRO Bank (China) Co., Ltd, the locally incorporated entity of the bank in China, headquartered in Shanghai, after having recently received approval from the China Banking Regulatory Commission for local incorporation in China. This will facilitate ABN AMRO’s ambitious growth and expansion plans into renminbi (RMB)-denominated banking services in China. To support this growth, ABN AMRO has more than tripled its registered share capital to RMB 4 bln from RMB 1.3 bln.

On 5 July 2007, it was announced that Mellon Bank N.A. (Mellon) had agreed to purchase ABN AMRO's 50% share in ABN AMRO Mellon Global Securities Services B.V., the joint venture company established by ABN AMRO and Mellon in 2003 aimed at providing global custody and related services to institutions outside North America. The transaction – which is subject to certain conditions, including regulatory and other approvals – is expected to close during the third quarter 2007.

ABN AMRO continues to be engaged in the Bank Secrecy Act compliance issues and related written agreement described in previous press releases. Investigations have had, and will continue to have, an impact on ABN AMRO’s operations in the US, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company. Regarding this matter the Dutch Central Bank (DNB) announced on 26 July 2007 that, based on the result of its validation of all of ABN AMRO's actions taken in respect of DNB's Order of 19 December 2005, ABN AMRO has complied with the directive as well as with its obligations under the Financial Services Act. Therefore the directive is terminated with immediate effect. Further progress and implementation of ABN AMRO's actions will be monitored in the course of DNB's regular supervisory processes.

The BU Netherlands

(in millions of euros)	year to date			quarterly
	2007	2006	% change	Q2 2007	Q1 2007	% change	Q2 2006	% change
Net interest income	1,730	1,609	7.5	892	838	6.4	812	9.9
Net fees and commissions	499	486	2.7	242	257	(5.8)	216	12.0
Net trading income	360	360	0.0	170	190	(10.5)	184	(7.6)
Other operating income	112	138	(18.8)	37	75	(50.7)	98	(62.2)
Total operating income	2,701	2,593	4.2	1,341	1,360	(1.4)	1,310	2.4
Total operating expenses	1,773	1,767	0.3	902	871	3.6	917	(1.6)
Operating result	928	826	12.3	439	489	(10.2)	393	11.7
Loan impairment	206	176	17.0	101	105	(3.8)	91	11.0
Operating profit before tax	722	650	11.1	338	384	(12.0)	302	11.9
Income tax expense	154	146	5.5	69	85	(18.8)	62	11.3
Net operating income	568	504	12.7	269	299	(10.0)	240	12.1
Discontinued operations (net)	2	91		2	0		41
Profit for the period	570	595	(4.2)	271	299	(9.4)	281	(3.6)

Efficiency ratio	65.6%	68.1%		67.3%	64.0%		70.0%

	30 Jun 07	30 Jun 06	% change	31 Mar 07	% change	31 Dec 06	% change
Staff (FTE)	22,515	22,609	(0.4)	22,317	0.9	22,213	1.4
(in billions of euros)
Total assets	215.8	189.8	13.7	204.7	5.4	206.3	4.6
Risk-weighted assets	90.0	79.2	13.6	86.8	3.7	81.2	10.8

Note: staff, total assets and risk-weighted assets are based on 'continuing operations'

As of 1 January 2007 the BU Netherlands (BU NL) includes the Global Clients Netherlands activities. The 2006 results have been restated accordingly.

First half 2007 compared with first half 2006

•
Total operating income grew by 4.2% to EUR 2,701 mln. This increase came on the back of a substantial increase in net interest income in the consumer and commercial client businesses, ALM transactions, as well as a solid contribution from Global Markets on the back of improved market conditions and organic growth, partly offset by a lower contribution from Global Clients Netherlands.

The liability side drove the 7.5% increase in net interest income. Consumer savings volumes grew by 1.6% with market share remaining stable above 20%, while commercial savings volumes went up by 8.1%. Margins on consumer and commercial savings products also improved.

Solid economic expansion helped drive healthy loan growth, with average loan volumes for the consumer and commercial client business increasing by 5.9%. Double-digit volume growth in commercial loans (including current accounts) was partly offset by lower margins as a result of the increased cost of funding. Consumer loan volumes were slightly lower, with margins under pressure in an increasingly competitive market. The market share in consumer loans, excluding mortgages, fell back slightly to just below 25%.

The mortgage portfolio increased by 4.5% to EUR 81 bln. The overall mortgage market in the Netherlands is contracting as a result of the stagnation in the number of building permits for housing, as well as rising mortgage interest rates. The impact of the housing transactions trend is partly offset by the size of the average mortgage amount, which reflects the increase in average house prices of approximately 6% year-on-year. Rising mortgage rates drove a decline in refinancings. Despite continued intense competition, ABN AMRO’s market share in new mortgage production improved from 11.8% to 13.1%. This gain came on the back of the successful launch of the Florius label, which is aimed at the independent broker channel. Margins on the mortgage portfolio remained under pressure.

The contribution from Global Clients was slightly lower as the results of the first half of 2006 had benefited from a number of large transactions that did not recur in the first half of 2007.

•
Total operating expenses were stable at EUR 1,773 mln. Excluding the Services restructuring charge in 2006 of EUR 34 mln (EUR 25 mln net), total operating expenses increased by 2.3%, well below the increase in operating income. This good expense control reflects management’s continued focus on costs, in the face of the impact of the new collective labour agreement (CLA) and higher performance-related bonuses.

•
The operating result increased by 12.3% to EUR 928 mln and the efficiency ratio improved by 2.5 percentage points to 65.6%. Excluding the Services restructuring charge in 2006, the increase in operating result was 8.0%, and the efficiency ratio improved by 1.2 percentage points.

•
Provisions increased by 17.0% to EUR 206 mln, or 48 basis points of average RWA. This increase was mainly due to two substantial additions in the corporate clients portfolio. Provisions in the consumer portfolios decreased.

•	Net operating profit increased by 12.7% to EUR 568 mln.

•	Discontinued operations (net) included the first half 2006 results of Bouwfonds non-mortgage, the sale of which was finalised in the fourth quarter of 2006.

•	RWA increased by 13.6% to EUR 90.0 bln, mainly due to organic growth of the loan and mortgage portfolios as well as the reallocation of existing RWA relief programmes to the Group.

Second quarter 2007 compared with first quarter 2007

•	Total operating income decreased by 1.4% to EUR 1,341 mln, with good growth in net interest income being offset by a decline in non-interest income. Client satisfaction in the BU NL improved.

Net interest income grew by 6.4% to EUR 892 mln, driven by growth in loan volumes and deposit balances at overall stable margins and ALM transactions. Although commercial loans saw volume growth and lower margins, the inverse took place in consumer loans. Savings volumes, on the business as well as the retail side, saw continued growth at slightly better margins.

Non-interest income declined mainly due to lower advisory fees in Global Clients Netherlands, as well as a somewhat lower contribution from Global Markets mainly due to lower volatility in the equity markets.

Mortgages showed a 13.7% increase in new production on the back of the successful introduction of the Florius brand. However, margins remained under pressure.

•	Total operating expenses increased by 3.6% to EUR 902 mln mainly as a result of the impact of the new CLA and new marketing campaigns.

•	The operating result declined by 10.2% to EUR 439 mln and the efficiency ratio increased by 3.3 percentage points to 67.3%.

•
Provisions decreased by 3.8% to EUR 101 mln, as an increase in the corporate clients portfolio was offset by lower Incurred But Not Identified (IBNI) provisions. Delinquencies in the consumer portfolio continued to decrease. Expressed as a percentage of average RWA, provisions decreased by 4 basis points to 46 basis points of average RWA. For the second half of 2007, provisions are expected to decline from the level seen in the first half.

•	The effective tax rate for the BU NL was down by 1.7 percentage points to 20.4%.

•	Net operating profit declined by 10.0% to EUR 269 mln.

The BU Europe including Antonveneta

(in millions of euros)	year to date			quarterly
	2007	2006	% change	Q2 2007	Q1 2007	% change	Q2 2006	% change
Net interest income	920	767	19.9	476	444	7.2	399	19.3
Net fees and commissions	543	672	(19.2)	265	278	(4.7)	386	(31.3)
Net trading income	1,069	539	98.3	553	516	7.2	150
Results from fin. transactions	32	40	(20.0)	19	13	46.2	72	(73.6)
Results from equity holdings	4	0		3	1		0
Other operating income	39	47	(17.0)	21	18	16.7	20	5.0
Total operating income	2,607	2,065	26.2	1,337	1,270	5.3	1,027	30.2
Total operating expenses	1,956	1,829	6.9	991	965	2.7	964	2.8
Operating result	651	236	175.8	346	305	13.4	63
Loan impairment	163	55	196.4	92	71	29.6	23
Operating profit before tax	488	181	169.6	254	234	8.5	40
Income tax expense	128	156	(17.9)	82	46	78.3	86	(4.7)
Profit for the period	360	25		172	188	(8.5)	(46)

Efficiency ratio	75.0%	88.6%		74.1%	76.0%		93.9%

	30 Jun 07	30 Jun 06	% change	31 Mar 07	% change	31 Dec 06	% change
Staff (FTE)	18,459	17,959	2.8	18,204	1.4	18,067	2.2

(in billions of euros)
Total assets	504.8	403.4	25.1	470.4	7.3	402.8	25.3
Risk-weighted assets	73.5	73.8	(0.4)	75.5	(2.6)	73.8	(0.4)

In order to facilitate the analysis, we have split the BU Europe into two parts: the BU Europe excluding Antonveneta, and Antonveneta.

The BU Europe excluding Antonveneta

(in millions of euros)	year to date			quarterly
	2007	2006	% change	Q2 2007	Q1 2007	% change	Q2 2006	% change
Net interest income	289	235	23.0	164	125	31.2	126	30.2
Net fees and commissions	280	381	(26.5)	137	143	(4.2)	244	(43.9)
Net trading income	1,023	501	104.2	527	496	6.3	130
Results from fin. transactions	20	17	17.6	22	(2)		51	(56.9)
Results from equity holdings	5	0		4	1		0
Other operating income	0	0		3	(3)		(4)
Total operating income	1,617	1,134	42.6	857	760	12.8	547	56.7
Total operating expenses	1,323	1,184	11.7	693	630	10.0	634	9.3
Operating result	294	(50)		164	130	26.2	(87)
Loan impairment	3	(2)		10	(7)		(2)
Operating profit before tax	291	(48)		154	137	12.4	(85)
Income tax expense	48	23	108.7	42	6		4
Profit for the period	243	(71)		112	131	(14.5)	(89)

Efficiency ratio	81.8%	104.4%		80.9%	82.9%		115.9%

	30 Jun 07	30 Jun 06	% change	31 Mar 07	% change	31 Dec 06	% change
Staff (FTE)	8,916	8,245	8.1	8,793	1.4	8,460	5.4

(in billions of euros)
Total assets	450.4	354.7	27.0	416.9	8.0	351.3	28.2
Risk-weighted assets	32.7	35.8	(8.7)	34.5	(5.2)	33.7	(3.0)

As of 1 January 2007, the BU Europe included the Global Clients Europe activities. The 2006 results have been restated accordingly.

First half 2007 compared with first half 2006

•
Total operating income increased by 42.6% as revenues benefited from strong client revenue growth across Corporates and Financial Institutions sectors and a strong performance across all products. The largest growth driver for Corporates and Financial Institutions revenues were record Structured Finance product revenues.

Financial Institutions also benefited from increased Equities and private investment products (PIP) revenues (particularly in Germany and Switzerland). Strong revenues, in particular from volatility products, supported Equities’ improved performance in the first half 2007. Equities was ranked highly in the Thomson Extel Pan-European survey in the first half 2007, and was voted the top house for pan-European Economics for the fifth consecutive year.

Increased Financial Markets and M&A revenues also contributed to the growing momentum of the client franchise.

A significant increase in Transaction Banking revenues for Corporates was supported by new product initiatives in Western Europe and continued expansion of our Eastern European franchise.

Key deals included high-profile mandates such as the EUR 2.5 bln merger between NYSE and Euronext, in which we acted as financial and strategic adviser to Euronext. We were sole financial adviser and broker, and joint bookrunner, for Iberdrola in their EUR 17.1 bln public offer for Scottish Power. We were lead manager of the GBP 396 mln Peterborough PFI transaction in the UK, capitalising on our innovative structuring capabilities. We were also financial adviser to Unibail Holding on their EUR 28.5 bln cross-border merger with Rodamco Europe, which created the largest network of prime shopping centres across Europe.

•
Total operating expenses increased by 11.7%. Excluding the 2006 Services restructuring charge of EUR 46 mln (EUR 35 mln net), operating expenses increased by 16.3%. This was attributable to higher bonus accruals reflecting the significant increase in revenues. In the first half of 2007, the number of FTEs increased compared with the first half of 2006 due to the inclusion of Risk, Audit and Compliance FTEs that were previously reported in Group Functions. This did not result in additional costs.

•
The operating result increased by EUR 344 mln to a positive result of EUR 294 mln. Excluding the Services restructuring charge, the operating result increased by EUR 298 mln. This resulted in an efficiency ratio of 81.8%, an improvement of 18.6 percentage points.

•	Provisions totalled EUR 3 mln in the first half 2007, compared with a net provision release of EUR 2 mln in the first half of 2006.

•	The first-half 2007 effective tax rate was 16.5%. This relatively low tax rate was due to tax credits realised in the first half of 2007, and is not deemed sustainable.

•	Profit for period increased by EUR 314 mln to a profit of EUR 243 mln. Excluding the Services restructuring charge, profit for the period increased by EUR 279 mln.

•	Focus on tight capital discipline, including participation in Group-wide securitisation programmes and asset sales, resulted in an 8.7% decrease in RWA.

Second quarter 2007 compared with first quarter 2007

•	Total operating income increased by 12.8% due to increased client flows and a further increase across all products.

Total client revenues in the BU Europe grew compared with the first quarter, with Corporates revenues growing significantly due to increased Structured Finance, Equities and M&A revenues.

Financial Institutions revenues also grew on the back of increased Structured Finance and Equities revenues, with continued growth of the institutional derivatives business. These offset a weakened performance in Financial Markets due to a shift in market conditions.

Transaction Banking revenues increased for both Financial Institutions and Corporates largely due to the strong growth achieved through our continued focus on Eastern European markets, in particular Russia, Romania, Poland and Kazakhstan.

Key deals included the first Romanian leu-denominated bond issue from the European Investment Bank and acting as sole financial adviser to Alcatel-Lucent on the EUR 1.7 bln contribution of transport, security and satellite divisions to Thales.

•	Total operating expenses increased by 10.0% mainly due to higher bonus accruals following the strong increase in revenues.

•	The operating result improved by 26.2% to EUR 164 mln, and the efficiency ratio improved by 2 percentage points to 80.9%.

•
Provisions were EUR 10 mln, compared with a EUR 7 mln provision release in the first quarter. This reflected the trend in the credit cycle. Although credit quality is expected to remain strong, the current low provisioning level is not deemed sustainable over the longer term.

•
Although the BU Europe benefited from tax credits in both the first and second quarter of 2007, the net impact of these was less pronounced in the second quarter. The effective tax rate increased by 22.9 percentage points to 27.3%.

•	Profit for the period decreased by EUR 19 mln to a profit of EUR 112 mln, as a result of the higher tax credit received in the first quarter 2007.

•	RWA decreased by 5.2% due to strong capital management.

The BU Europe is expected to maintain strong client revenue momentum in the second half of 2007. However, it is not expected that the BU Europe’s first half exceptional performance will be fully replicated in the second half, partly due to the current corporate uncertainty, and also because tax credits in the first half of 2007 are not expected to recur in the second half. The BU Europe is already profitable, in line with its full-year commitments.

About the BU Europe

The BU Europe serves three client bases, corporates and financial institutions, which account for 98% of operating income, and consumer clients. The BU Europe also includes a large part of the BU Global Markets infrastructure and approximately 75% of the BU Europe’s first half 2007 revenues were Global Markets products. Overall results have therefore been, and will continue to be, impacted by market volatility going forward.

The BU Europe continues to focus on accelerating the growth of the client franchise. Increased Structured Finance, Equities and M&A revenues all show that this strategy is bearing fruit. Strong client revenues in all products are supported by areas of particular excellence. These include the PIP franchise in Germany and Switzerland, and ABN AMRO’s leading record in sustainability, which is driven by new products such as the eco-markets business.

The BU Europe continues to invest in the dynamic economies of Eastern Europe. A new branch has been opened in Slovakia to meet strong client demand for local support. Our presence in Poland and Turkey has also grown to improve our client service and competitive advantage by providing global excellence combined with local intimacy. The consumer banking franchise in Kazakhstan and Romania is expanding, building on our offering to emerging and mass affluent clients. Overall, this has helped the increased revenue contribution from the European network outside the UK, compared with 2006.

Antonveneta

(in millions of euros)	year to date			quarterly
	2007	2006	% change	Q2 2007	Q1 2007	% change	Q2 2006	% change
Net interest income	631	532	18.6	312	319	(2.2)	273	14.3
Net fees and commissions	263	291	(9.6)	128	135	(5.2)	142	(9.9)
Net trading income	46	38	21.1	26	20	30.0	20	30.0
Results from fin. transactions	12	23	(47.8)	(3)	15		21
Results from equity holdings	(1)	0		(1)	0		0
Other operating income	39	47	(17.0)	18	21	(14.3)	24	(25.0)
Total operating income	990	931	6.3	480	510	(5.9)	480	0.0
Total operating expenses	633	645	(1.9)	298	335	(11.0)	330	(9.7)
Operating result	357	286	24.8	182	175	4.0	150	21.3
Loan impairment	160	57	180.7	82	78	5.1	25
Operating profit before tax	197	229	(14.0)	100	97	3.1	125	(20.0)
Income tax expense	80	133	(39.8)	40	40	0.0	82	(51.2)
Profit for the period	117	96	21.9	60	57	5.3	43	39.5

Efficiency ratio	63.9%	69.3%		62.1%	65.7%		68.8%

	30 Jun 07	30 Jun 06	% change		31 Mar 07	% change	31 Dec 06	% change
Staff (FTE)	9,543	9,714	(1.8)		9,411	1.4	9,607	(0.7)

(in billions of euros)
Total assets	54.4	48.7	11.7		53.5	1.7	51.5	5.6

Antonveneta stand-alone

(in millions of euros)	year to date			quarterly
	2007	2006	% change	Q2 2007	Q1 2007	% change	Q2 2006	% change
Net interest income	637	572	11.4	315	322	(2.2)	290	8.6
Net fees and commissions	263	291	(9.6)	128	135	(5.2)	142	(9.9)
Net trading income	46	38	21.1	26	20	30.0	20	30.0
Results from fin. transactions	26	43	(39.5)	(2)	28		40
Results from equity holdings	(1)	0		(1)	0		0
Other operating income	39	47	(17.0)	18	21	(14.3)	24	(25.0)
Total operating income	1,010	991	1.9	484	526	(8.0)	516	(6.2)
Total operating expenses	589	556	5.9	299	290	3.1	287	4.2
Operating result	421	435	(3.2)	185	236	(21.6)	229	(19.2)
Loan impairment	160	57	180.7	82	78	5.1	25
Operating profit before tax	261	378	(31.0)	103	158	(34.8)	204	(49.5)
Income tax expense	109	187	(41.7)	46	63	(27.0)	109	(57.8)
Profit for the period	152	191	(20.4)	57	95	(40.0)	95	(40.0)

Efficiency ratio	58.3%	56.1%		61.8%	55.1%		55.6%

The results in the Antonveneta table at the top of the page are the reported results as included in the consolidation of the bank. These results include the impact of purchase accounting on the Antonveneta stand-alone results as presented in the table directly above. Please note that the purchase accounting impacts result from the valuation of intangible assets (amounting to EUR 1,194 mln) and fair-value adjustments of principally financial assets and liabilities. The intangible assets are amortised over a period of approximately eight years under operating expenses. The fair-value adjustments are substantially amortised through net interest income over a period ranging from one to eight years dependent on the duration of the respective assets and liabilities and/or adjusted realised gains on sales of related assets and liabilities.

The analysis below is based on results of Antonveneta on a stand-alone basis.

First half 2007 compared with first half 2006

•	Total operating income increased by 1.9% to EUR 1,010 mln as a result of a EUR 65 mln increase in net interest income.

The increase in net interest income was partly due to a EUR 41 mln reclassification between loan impairment and net interest income in respect of interest on impaired loans (as announced with the third quarter 2006 results, due to an alignment of accounting principles), which was not applied in the first half of 2006. Overall lending volumes remained stable, while mortgage revenues increased.

Net fees and commissions were down by EUR 28 mln as fees were aligned to market rates and margins on investment products were lowered slightly, and are expected to drive volume growth going forward.

Results from financial transactions were down by EUR 17 mln, despite a EUR 22 mln gain on the sale of part of the Italease stake in the first half of 2007, driven by a EUR 15 mln negative revaluation of the investment portfolio and higher than average capital gains realised in 2006. Excluding the reclassification effect, the gain on the sale of a stake in Italease, and the investment portfolio revaluation, total operating income was down 2.9%. Operating income is expected to accelerate in the second half of 2007.

•
Total operating expenses were up 5.9% to EUR 589 mln, partly due to a EUR 18 mln increase in integration costs. Personnel costs remained stable. A changed Italian law led to a change in the methodology for provisioning for post employment benefits, resulting in a EUR 17 mln release.

•
The operating result decreased by 3.2% to EUR 421 mln resulting in an efficiency ratio of 58.3%, a 2.2 percentage-point increase. Excluding the reclassification effect, the integration costs, the post employment benefits release, and the investment portfolio revaluation, the operating result was down by 14.0%.

•	Provisions increased by EUR 103 mln to EUR 160 mln. Excluding the reclassification and a EUR 46 mln release of IBNI recorded in 2006, provisions increased by EUR 16 mln.

•	Profit for the period decreased by EUR 39 mln to EUR 152 mln.

Second quarter 2007 compared with first quarter 2007

•
Total operating income decreased by EUR 42 mln to EUR 484 mln mainly due to a decrease in results from financial transactions on the back of a EUR 22 mln gain on the sale of the Italease stake booked in the first quarter and a negative EUR 15 mln revaluation of the investment portfolio.

Net interest income declined by EUR 7 mln as a new client account with lower margins was introduced and because spreads tightened. Excluding the gain on the sale of the Italease stake in the first quarter and the revaluation of the investment portfolio, total operating income was almost stable.

•
Total operating expenses were up by 3.1%, mainly due to an increase in compliance and control costs as well as investments in new initiatives. A EUR 17 mln post employment benefits release resulted in a decrease in personnel costs. Excluding the post employment benefits release, operating expenses went up by 9.0%.

•
The operating result decreased by 21.6% to EUR 185 mln. Excluding the gain on the sale of a stake in Italease, the post employment benefits release, and the negative investment portfolio revaluation, the operating result was down 14.5%.

•	Provisions increased by EUR 4 mln to EUR 82 mln. A new credit approval process is expected to generate a lower provisioning level in the second part of the year.

•	Profit for the period was down by EUR 38 mln to EUR 57 mln.

Further investments made in the client base and actions taken to attract new customers have not yet resulted in an expected pick-up in revenues and therefore it is uncertain whether Antonveneta will meet the stated EUR 500 mln profit for the period on a stand-alone basis. However, the profit for the period is expected to be higher than the 2006 full year stand-alone profit of EUR 413 mln. The initiatives undertaken are expected to result in a significant improvement of the operating performance in the second half of the year. The initiatives taken are:

In the consumer bank:
•	Increase staffing levels in understaffed branches (300 hirings made in first half)
•	Further grow our exposure in consumer credit products and mortgages
•	Start a campaign to sell Antonveneta products (consumer credit products, insurance) through third-party channels
•	Introduce new, successful Global Markets and Asset Management products

In the commercial bank:
•	Re-price corporate loans in order to drive volume growth and increased penetration
•	Increase the sale of Global Markets products to Antonveneta clients, for instance in Structured Lending
•	Real estate divestments

Other areas:
•	Realign Antonveneta funding programmes to Group
•	Increase the sale of PIP products
•	Introduce new and faster credit approval process (both in consumer and in commercial) and a more active collection and management of past due portfolio, leading to lower provisions

The BU North America

(in millions of euros)	year to date				quarterly
	2007	2006	% change	% change[1]	Q2 2007	Q1 2007	% change	% change[1]	Q2 2006	% change	% change[1]
Net interest income	110	49	124.5	141.6	56	54	3.7	5.4	55	1.8	7.6
Net fees and commissions	160	105	52.4	67.0	51	109	(53.2)	(51.0)	63	(19.0)	(10.3)
Net trading income	106	96	10.4	19.3	49	57	(14.0)	(11.6)	62	(21.0)	(15.8)
Results from fin. transactions	2	(18)			26	(24)			(7)
Other operating income	13	15	(13.3)	(4.0)	2	11	(81.8)	(80.9)	5	(60.0)	(56.0)
Total operating income	391	247	58.3	70.5	184	207	(11.1)	(9.1)	178	3.4	9.6
Total operating expenses	434	370	17.3	26.2	192	242	(20.7)	(19.0)	211	(9.0)	(4.1)
Operating result	(43)	(123)			(8)	(35)			(33)
Loan impairment	(17)	(17)			(2)	(15)			6
Operating profit before tax	(26)	(106)			(6)	(20)			(39)
Income tax expense	(45)	(132)			(25)	(20)			(80)
Net operating income	19	26	(26.9)	(18.5)	19	0			41	(53.7)	(48.0)
Discontinued operations (net)	549	518	6.0	14.5	197	352	(44.0)	(42.6)	273	(27.8)	(23.6)
Profit for the period	568	544	4.4	12.9	216	352	(38.6)	(37.0)	314	(31.2)	(26.8)

Efficiency ratio	111.0%	149.8%			104.3%	116.9%			118.5%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 07	30 Jun 06	% change			31 Mar 07	% change		31 Dec 06	% change
Staff (FTE)	14,007	15,199	(7.8)			14,429	(2.9)		14,914	(6.1)

(in billions of euros)
Total assets	174.1	152.5	14.2			161.5	7.8		156.2	11.5
Risk-weighted assets	67.8	70.3	(3.6)			60.5	12.1		67.6	0.3

Note: staff, total assets and risk-weighted assets are including LaSalle, however excluding AAMG

As of 1 January 2007, the BU North America (BU NA) includes the Global Clients North America activities. The 2006 results have been restated accordingly.

On 22 January 2007, ABN AMRO announced the sale of ABN AMRO Mortgage Group, Inc. (AAMG), its US-based residential mortgage broker origination platform and residential mortgage servicing business, to Citigroup. Closing of this transaction occurred on 28 February 2007.

On 23 April 2007, ABN AMRO announced the sale of ABN AMRO North America Holding Company, which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (LaSalle) to Bank of America for USD 21 bln in cash. The sale of LaSalle is expected to complete in the fourth quarter of 2007 and is subject to regulatory approvals and other customary closing conditions.

Under the terms of the Purchase and Sale Agreement by and between ABN AMRO and Bank of America, ABN AMRO is not entitled to a dividend in respect of the 2007 results. If the cumulative US GAAP result of LaSalle for the last three quarters of 2007 is less than USD 600 mln (or a pro rata proportion thereof if the transaction is settled before the year-end), the sale price will be reduced with the difference.

ABN AMRO has hedged the US dollar risk of the net proceeds of the sale of LaSalle as of July 2007.

The gain on the sale of AAMG, the two months of results of AAMG, and the results of LaSalle are reported as discontinued operations.

Due to the sale of LaSalle, the continuing operations of the BU NA now essentially comprise the North American Global Markets and Global Clients operations. The continuing operations include the global overhead costs allocated to LaSalle that will continue to be incurred by ABN AMRO in the short term. The current corporate uncertainty may affect the results in the second half of 2007.

Please note that all comparisons below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First half 2007 compared with first half 2006

•
Total operating income increased by 70.5% to EUR 391 mln, mainly as a result of strong growth across the Global Markets activities. Global Markets successfully capitalised on improved market conditions, including in equities through the Principal Strategies M&A side, volatility trading and commission revenues, and the successful introduction and expansion of Strategic Credit Trading which gained from stronger deal flow and volatility movements.

•	Total operating expenses increased by 26.2% to EUR 434 mln, partly as a result of inter-regional Global Markets cost allocations that did not affect North America in 2006, and higher bonuses.

•	At the operating result level, the loss was reduced by EUR 80 mln to a loss of EUR 43 mln, and the efficiency ratio improved by 38.8 percentage points to 111.0%.

•	Provisions were unchanged at a net release of EUR 17 mln.

•	Net tax credits decreased by EUR 87 mln to a net tax credit of EUR 45 mln.

•	Net operating income fell by 18.5% to EUR 19 mln.

•	Discontinued operations were EUR 549 mln in the first half of 2007 and EUR 518 mln in the first half of 2006.

The commercial banking operations of LaSalle saw continued loan growth partly offset by lower spreads. The operating income of LaSalle’s retail banking operations were flat, as rising interest rates led on the asset side to lower home equity loan growth, and on the liability side to core deposits falling as a percentage of total deposits, as customers increasingly shifted funds into higher-yielding types of accounts. The BU NA successfully executed the previously announced FTE reduction.

•	Profit for the period increased by 12.9% to EUR 568 mln.

•	The BU NA successfully executed on its efficiency improvement plan. Total FTE for the BU NA as per 30 June 2007 was 14,007, down from 14,914 as per 31 December 2006.

Second quarter 2007 compared with first quarter 2007

•
Total operating income decreased by 9.1% to EUR 184 mln, as Global Markets revenues fell back slightly from the excellent first quarter, mainly due to lower activity in Equities and structured products.

•	Total operating expenses decreased by 19.0% to EUR 192 mln, mainly as a result of lower allocated costs.

•	At the operating result level, the loss was reduced by EUR 27 mln to a loss of EUR 8 mln, and the efficiency ratio improved by 12.6 percentage points to 104.3%.

•	Provisions increased by EUR 13 mln from a net release of EUR 15 mln to a net release of EUR 2 mln.

•	Net tax credits increased by EUR 5 mln to a net tax credit of EUR 25 mln.

•	Net operating income increased by EUR 19 mln to EUR 19 mln.

•
Discontinued operations were EUR 197 mln in the second quarter of 2007. This compares with EUR 352 mln in the first quarter of 2007. Both quarters included the results from the discontinued operations of LaSalle, and the first quarter also included two months of results, of EUR 17 mln, from the discontinued AAMG operations as well as the gain on the sale of AAMG. The gain on the sale of AAMG was reported as EUR 97 mln in the first quarter of 2007. In the second quarter of 2007 an adjustment for transaction-related expenses of EUR 4 mln was booked, leading to an adjusted book gain on the sale of AAMG of EUR 93 mln.

The commercial banking operations of LaSalle saw net interest income decline by 4% as the low growth in deposit volumes and essentially flat loan volumes were offset by lower spreads. LaSalle’s retail operations realised a significant increase in operating profit on the back of revenue growth and lower expenses. Retail revenues improved by 3%, mainly on the back of growth in core deposits and fee income, the positive impact of which more than offset a small decline in loan volumes at lower spreads.

•	Profit for the period decreased by 37.0% to EUR 216 mln.

The BU Latin America

(in millions of euros)	year to date				quarterly
	2007	2006	% change	% change[1]	Q2 2007	Q1 2007	% change	% change[1]	Q2 2006	% change	% change[1]
Net interest income	1,744	1,477	18.1	18.5	918	826	11.1	6.9	741	23.9	18.5
Net fees and commissions	251	262	(4.2)	(2.7)	111	140	(20.7)	(22.9)	111	0.0	(2.9)
Trading income / results fin. trans.	233	98	137.8	129.7	180	53			45
Results from equity holdings	22	36	(38.9)	(38.6)	12	10	20.0	16.0	23	(47.8)	(50.0)
Other operating income	37	26	42.3	43.5	16	21	(23.8)	(28.6)	14	14.3	5.7
Total operating income	2,287	1,899	20.4	20.6	1,237	1,050	17.8	13.2	934	32.4	26.5
Total operating expenses	1,234	1,129	9.3	9.6	650	584	11.3	7.3	559	16.3	11.5
Operating result	1,053	770	36.8	36.7	587	466	26.0	20.6	375	56.5	48.9
Loan impairment	436	381	14.4	15.1	246	190	29.5	24.3	208	18.3	12.8
Operating profit before tax	617	389	58.6	57.8	341	276	23.6	18.1	167	104.2	93.9
Income tax expense	235	85	176.5	154.6	136	99	37.4	20.3	(5)
Profit for the period	382	304	25.7	30.7	205	177	15.8	16.8	172	19.2	28.8
Efficiency ratio	54.0%	59.5%			52.5%	55.6%			59.9%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 07	30 Jun 06	% change			31 Mar 07	% change		31 Dec 06	% change
Staff (FTE)	29,467	27,522	7.1			28,912	1.9		28,205	4.5

(in billions of euros)
Total assets	49.2	35.0	40.6			44.6	10.3		39.4	24.9
Risk-weighted assets	28.6	23.0	24.3			25.9	10.4		24.2	18.2

As of 1 January 2007, the BU Latin America (BU LA) includes the Global Clients Latin America activities. The 2006 results have been restated accordingly.

Please note that all comparisons below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First half 2007 compared with first half 2006

•
Total operating income increased by 20.6%, driven by continued strong growth of the Brazil loan portfolio, gains in the ALM portfolio, as well as a EUR 48 mln (EUR 31 mln net) gain on the sale of a 3.64% stake in Brazilian credit analysis provider Serasa. Excluding the Serasa gain, operating income increased by 18.2%. Strong loan growth is expected to continue in the second half of the year.

The relative contribution from Brazil to total operating income of the BU LA was unchanged at 95%. The macro-economic conditions in Brazil reflect continued stability, a decrease in interest rates, and a strong local currency. In May, Brazil’s long-term sovereign credit rating moved to within one notch of an investment grade rating. The results of Banco Real continued to benefit from Brazil’s economic strength.

The Brazilian retail banking line of business, which comprises households and SMEs, grew by 18%, fuelled by a 30% increase in the retail loan portfolio at lower net interest margins. The decline in overall retail net interest margins was the result of lower margins in both households and SMEs, as well as the fact that growth in the SME portfolio was higher than in the higher margin households portfolio. Average balances in the SME credit portfolio, which accounted for 51% of the total retail loan portfolio, grew by 37%. Average balances in the households loan portfolio, which accounted for 49% of the total retail loan portfolio, increased by 24%, supported by the introduction of new credit products and refined credit analysis tools.

Total operating income of the Aymoré consumer finance activities was impacted by a EUR 26 mln second quarter recognition of origination commissions paid. Excluding this impact on commissions, Aymoré saw revenues increase by 8% on the back of continued strong loan growth that was partly offset by a decline in net interest margins. Origination costs continued to go up in an increasingly competitive market.

Commercial banking, including the results formerly reported under Global Clients, realised revenue growth of 29% mainly on the back of accelerated loan growth and investment banking activities.

•
Total operating expenses increased by 9.6%, partly reflecting the impact of the new collective labour agreement (CLA) that came into effect in September 2006, as well as higher bonus accruals. Excluding the Services charge in the second quarter of 2006 of EUR 12 mln (EUR 8 mln net), total operating expenses increased by 10.8%.

•
The operating result improved by 36.7% and the efficiency ratio improved by 5.5 percentage points to 54.0%. Excluding the Serasa gain and the 2006 Services charge of EUR 12 mln (EUR 8 mln net), the operating result improved by 28.8% and the efficiency ratio improved by 3.7 percentage points to 55.1%.

•	Provisions increased by 15.1% to EUR 436 mln, equivalent to 329 basis points of average RWA, reflecting continued strong loan growth.

•	Operating profit before tax grew by 57.8%. Excluding the Serasa gain and the 2006 Services charge, the increase in operating profit before tax was 41.8%.

•
The effective tax rate increased by 16.2 percentage points to 38.1%, as 2006 tax credits did not recur. The appreciation of the Brazilian real relative to the US dollar led to a hedge-related tax charge of EUR 51 mln compared with a hedge-related tax charge of EUR 36 mln in the first half of 2006.

•	Profit for the period grew by 30.7% to EUR 382 mln.

Second quarter 2007 compared with first quarter 2007

•
Total operating income of the BU LA increased by 13.2%, on the back of continued strong growth in the Brazilian retail loan portfolio, improved margins, gains on the sale of securities, and the Serasa book gain. Excluding the Serasa gain, total operating income grew by 8.9%.

The operating income of the Brazilian retail banking line of business increased by 9% on the back of 5% growth of the overall retail loan portfolio at improved margins, and because growth in the households portfolio was higher than in the lower margin SME portfolio. The households loan portfolio grew by 7%, while the SME loan portfolio saw an increase of 3%.

Total operating income of the Aymoré consumer finance activities was impacted by a EUR 26 mln second quarter recognition of origination commissions paid. Excluding this impact on commissions, Aymoré saw revenues increase by 8% on the back of continued strong loan growth, partly offset by increased origination costs.

Commercial banking revenues grew by 23% driven by sustained loan growth.

•	Total operating expenses increased by 7.3%, partly as a result of higher performance-related bonuses.

•
The operating result increased by 20.6% and the efficiency ratio improved by 3.1 percentage points to 52.5%. Excluding the Serasa gain, the operating result improved by 10.9% and the efficiency ratio improved by 0.9 percentage points to 54.7%.

•
Provisions increased by 24.3% to EUR 246 mln, equivalent to 360 basis points of average RWA compared with 303 basis points of average RWA reported in the first quarter. The increase was partly due to the fact that the first quarter of 2007 benefited from the sale of a non-performing loan (NPL) portfolio, but also due to higher delinquencies in consumer finance. Excluding the impact of the NPL sales, provisions remained stable in absolute terms. For the second half of 2007, provisions, expressed as a percentage of average RWA, are not expected to come down from the level seen in the second quarter.

•	Operating profit before tax increased by 18.1%. Excluding the Serasa gain, operating profit before tax grew by 1.7%.

•
The effective tax rate was 39.9%, an increase of 4.0 percentage points. The further appreciation of the Brazilian real against the US dollar led to a hedge-related tax charge of EUR 30 mln compared with a hedge-related tax charge of EUR 20 mln in the first quarter.

•	Profit for the period increased by 16.8% to EUR 205 mln.

The BU Asia

(in millions of euros)	year to date				quarterly
	2007	2006	% change	% change[1]	Q2 2007	Q1 2007	% change	% change[1]	Q2 2006	% change	% change[1]
Net interest income	340	282	20.6	26.8	185	155	19.4	19.8	135	37.0	39.9
Net fees and commissions	499	325	53.5	61.3	290	209	38.8	39.8	158	83.5	88.8
Trading income / results fin. trans.	333	192	73.4	84.3	138	195	(29.2)	(28.1)	109	26.6	33.9
Results from equity holdings	34	44	(22.7)	(19.3)	17	17	0.0	0.0	22	(22.7)	(21.8)
Other operating income	0	29			(4)	4			13
Total operating income	1,206	872	38.3	45.8	626	580	7.9	8.8	437	43.2	48.0
Total operating expenses	808	652	23.9	29.8	412	396	4.0	4.7	320	28.8	32.3
Operating result	398	220	80.9	93.1	214	184	16.3	17.8	117	82.9	90.8
Loan impairment	109	85	28.2	36.6	56	53	5.7	6.0	49	14.3	18.0
Operating profit before tax	289	135	114.1	128.7	158	131	20.6	22.5	68	132.4	143.2
Income tax expense	65	48	35.4	41.5	41	24	70.8	72.1	25	64.0	68.8
Profit for the period	224	87	157.5	176.9	117	107	9.3	11.4	43	172.1	186.5
Efficiency ratio	67.0%	74.8%			65.8%	68.3%			73.2%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 07	30 Jun 06	% change			31 Mar 07	% change		31 Dec 06	% change
Staff (FTE)	17,738	12,809	38.5			15,354	15.5		14,141	25.4

(in billions of euros)
Total assets	80.2	72.5	10.6			75.2	6.6		69.8	14.9
Risk-weighted assets	17.9	16.0	11.9			18.3	(2.2)		16.5	8.5

As of 1 January 2007, the BU Asia includes the Global Clients Asia activities. The 2006 results have been restated accordingly.

First half 2007 compared with first half 2006

The year-on-year comparison of operating income and profit was positively impacted by the fair-market value changes of the stake in Korean Exchange Bank (KEB) (a positive EUR 30 mln in the first half of 2007 and a negative EUR 20 mln in the first half of 2006). Although the fair-market value change is a part of regular income, it creates substantial volatility in income.

•	Total operating income increased by 38.3%, or EUR 334 mln, to EUR 1,206 mln, driven by strong growth in consumer and commercial banking.

Consumer revenues grew by 24.8%, driven by continued growth of the Van Gogh Preferred Banking (VGPB) and credit card businesses. VGPB growth was particularly strong in Singapore, Hong Kong, China and Taiwan. Total Assets under Administration (AuA) of VGPB clients in Asia grew by 20.5%. The operating income also improved due to significant growth in the Consumer Finance business. In particular, the credit card business in Indonesia and the United Arab Emirates (UAE) and the overall Consumer Finance business in India showed strong improvements. The total number of credit cards in Asia increased by 12.3% to 2.9 mln.

The commercial business showed exceptional growth of 64.5%, driven by significant M&A and Equity Capital Markets (ECM) transactions executed in the Philippines, Australia, Malaysia, the UAE and Hong Kong. The Global Markets business continued its strong growth, notably via the ATV equity-linked transaction closed in June. In addition, cash management within Transaction Banking and the Commercial SME and FIPS growth initiatives are gaining momentum and are growing at healthy rates.

China and India are two of the BU Asia’s key countries and are a major focus of our growth efforts:

In China, revenue increased by 75.8%, showing that our recent investments are indeed leading to growth in revenues. In the Consumer business, VGPB revenues grew by 83.8% and AuA increased by 111.0% from last year. The Commercial business saw steady growth in its loan portfolio, and experienced higher interest margins and higher commission income as a result of increasing asset sizes.

India continued its strong performance this year, as revenues grew by over 39.1% in the first half of 2007. Consumer revenues grew by 53.9%, primarily due to continued growth in the credit card and personal loan portfolios, complemented by aggressive growth in deposit accounts and distribution of third-party mutual funds and insurance products. The Commercial business continued to show strong growth, riding on a healthy deal pipeline and on an annuity business with more than 3,000 SME and large corporate clients. Highlights include the closing of landmark deals in M&A advisory (Tata-Corus, Suzlon-Repower), ECM (Cairns IPO) and Corporate Banking mandates (Cadbury). The microfinance business in India continued to be a huge success as it now reaches 460,000 households through 27 microfinance institutions across 17 states in India.

•
Total operating expenses increased by 23.9% to EUR 808 mln as a result of continued investments in new branches, new staff hirings and increased bonus accruals in line with increased revenues. Since the end of the second quarter 2006, we have opened 13 branches across China, India and Pakistan bringing the total number of branches in Asia to 83, and to 152 including the Prime Bank acquisition.

•	The operating result improved by 80.9% to EUR 398 mln. The efficiency ratio improved from 74.8% in the first half of 2006 to 67.0% in the first half of 2007.

•	Provisioning increased by EUR 24 mln to EUR 109 mln reflecting strong growth in the consumer finance businesses, particularly in India and Indonesia. We are seeing continued improvement in Taiwan.

•	Profit for the period increased by 157.5% to EUR 224 mln.

Second quarter 2007 compared with first quarter 2007

The quarter-on-quarter comparison of operating income and profit was negatively impacted by the fair-market value changes of the stake in KEB (a loss of EUR 23 mln in the second quarter of 2007 and a gain of EUR 53 mln in the first quarter of 2007).

•	Total operating income increased by 7.9% driven primarily by strong M&A, ECM and Global Markets revenues. Excluding the fair-market value change of KEB, operating income increased 23.1%.

The consumer business grew by 16.3%, mainly due to strong performances in Greater China, Singapore, India and UAE. In particular, the VGPB businesses in Greater China, Singapore and India and the credit card businesses in India and UAE are showing strong growth.

The commercial business grew by 38.8% quarter-on-quarter, driven by M&A, ECM and Global Markets revenues. Global Markets continued to show strong revenue momentum on the back of high volumes throughout the Asian equity markets as shown by the ATV equity-linked transaction in June. Commercial SME revenues were up by 100.0% from the first quarter as the build-out in Singapore, Hong Kong, China and Pakistan is gaining traction, while India and Taiwan continue to grow at a healthy rate.

•	Total operating expenses increased by 4.0%, primarily driven by new staff hirings and investments to support future growth across the region.

•	The operating result increased by 16.3% to EUR 214 mln.

•	Provisioning increased by EUR 3 mln to EUR 56 mln, primarily driven by a EUR 6 mln increase in IBNI provisions.

•	Profit for the period increased by 9.3% to EUR 117 mln.

Recent developments

On 3 July 2007, ABN AMRO inaugurated ABN AMRO Bank (China) Co., Ltd, the locally incorporated entity of the bank in China, headquartered in Shanghai, after having recently received approval from the China Banking Regulatory Commission for local incorporation in China. This will facilitate ABN AMRO’s ambitious growth and expansion plans into RMB-denominated banking services in China. To support this growth, ABN AMRO has more than tripled its registered share capital to RMB 4 bln from RMB 1.3 bln.

On 8 June 2007, ABN AMRO announced that it would acquire the branch network of Taitung Business Bank in Taiwan following a government auction. The acquisition will add significant scale to ABN AMRO’s Taiwan franchise where it is already a top three foreign bank. Under the terms of the sale, ABN AMRO is entitled to relocate the majority of 32 branches to prime locations for its mass affluent and SME client base. After closure of the acquisition, the total number of branches in Taiwan will be 37.

Update on the integration of Prime Bank (Pakistan)
We have made considerable progress on the Prime Bank integration, achieving key milestones as scheduled, in particular in the IT, Finance, Communication, HR and Compliance areas. The amalgamation date, subject to final regulatory approvals, is scheduled for 1 September 2007. Starting from that date, the two banks are expected to operate as a single organisation in Pakistan.

The BU Private Clients

(in millions of euros)	year to date				quarterly
	2007	2006	% change	% change[1]	Q2 2007	Q1 2007	% change	% change[1]	Q2 2006	% change	% change[1]
Net interest income	242	257	(5.8)	(5.3)	123	119	3.4	3.7	128	(3.9)	(3.4)
Net fees and commissions	343	307	11.7	13.1	175	168	4.2	4.6	146	19.9	21.4
Net trading income	37	36	2.8	2.5	17	20	(15.0)	(14.5)	27	(37.0)	(37.0)
Other operating income	119	34			99	20			13
Total operating income	741	634	16.9	18.4	414	327	26.6	27.6	314	31.8	34.1
Total operating expenses	457	455	0.4	1.4	233	224	4.0	4.4	226	3.1	4.0
Operating result	284	179	58.7	61.6	181	103	75.7	77.9	88	105.7	111.6
Loan impairment	(3)	10			0	(3)			9
Operating profit before tax	287	169	69.8	72.9	181	106	70.8	72.8	79	129.1	135.7
Income tax expense	61	48	27.1	27.7	31	30	3.3	3.7	23	34.8	36.1
Profit for the period	226	121	86.8	90.8	150	76	97.4	100.1	56	167.9	176.6
Efficiency ratio	61.7%	71.8%			56.3%	68.5%			72.0%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 07	30 Jun 06	% change			31 Mar 07	% change		31 Dec 06	% change
Staff (FTE)	3,081	3,026	1.8			3,140	(1.9)		3,212	(4.1)
(in billions of euros)
Assets under Administration	150	133	12.8			148	1.4		142	5.6
Total assets	19.2	18.5	3.8			19.2	0.0		18.6	3.2
Risk-weighted assets	8.3	8.0	3.8			8.1	2.5		7.7	7.8

Please note that from 1 January 2007 the results from the former International Diamonds & Jewellery Group are reported in Group Functions, and the results from Asset Management France are reported in the BU Asset Management. For the purpose of comparison, the 2006 results have been restated. As from 1 January 2007, the BU Private Clients includes the results of Vermogensgroep, the acquisition of which was completed in November 2006.

In the second quarter of 2007, ABN AMRO completed the sale of its Latin American Private Banking operations in Miami and Uruguay, including the Latin American portfolios in Switzerland and Luxembourg, to Itausa, the Brazilian holding company that has a controlling stake in Banco Itaú Financeira S.A., for a book profit of EUR 77 mln gross (EUR 72 mln net). Furthermore, the BU Private Clients successfully continued its organic growth expansion plans in core countries, marked by the opening of the first Private Clients branch in Rio de Janeiro, Private Clients’ second branch in Brazil.

First half 2007 compared with first half 2006

•
Total operating income increased by 16.9% to EUR 741 mln. Excluding the gain on the sale mentioned above, total operating income increased by 4.7%. This was mainly driven by an 11.7% increase in net fees and commissions as a result of higher volumes in non-interest related products, such as stocks, investment funds and structured products. This is the result of continued focus on shifting the asset mix towards more profitable products.

These positive results were partly offset by a 5.8% decrease of net interest income to EUR 242 mln, due to strong pressure on margins as a result of high interest rates, particularly in the special savings account product.

Furthermore, we see strong revenue increases in our growth markets such as Asia and Brazil, as a result of continued investments.

•	Total operating expenses were flat at EUR 457 mln, as a result of better cost management across all the regions. Lower costs in Western Europe were offset by investments in growth markets.

•	The operating result increased by 58.7%. Excluding the gain on the sale mentioned above, the operating result increased by 15.6% to EUR 207 mln.

•	Provisions decreased by EUR 13 mln to a net release of EUR 3 mln due to a release of IBNI provision.

•	Profit for the period increased by 86.8%. Excluding the gain on the sale mentioned above, profit for the period increased by 27.3% to EUR 154 mln.

•
Assets under Administration increased from EUR 133 bln at the end of June 2006 to EUR 150 bln at the end of June 2007, mainly reflecting higher net asset values due to improved financial markets, net new assets inflow and the inclusion of Vermogensgroep (EUR 3.6 bln). The sale of the operations in Miami and Uruguay had a negative impact of EUR 2.4 bln.

Second quarter 2007 compared with first quarter 2007

•
Total operating income increased by 26.6%. Excluding the gain on the sale mentioned above, operating income increased by 3.1% to EUR 337 mln, predominantly driven by an increase in commissions due to higher performance and brokerage fees.

•	Total operating expenses increased by 4.0% to EUR 233 mln as a result of investments in the expansion of the businesses in the Netherlands and in growth areas in Asia and Brazil.

•	The operating result increased by 75.7%. Excluding the gain on the sale mentioned above, the operating result was flat at EUR 104 mln.

•	Profit for the period increased by 97.4%. Excluding the gain on the sale mentioned above, profit for the period increased by 2.6% to EUR 78 mln.

•	Assets under Administration increased from EUR 148 bln at the end of March 2007 to EUR 150 bln at the end of June 2007 despite the sale of the operations in Miami and Uruguay.

The BU Asset Management
(in millions of euros)		year to date						quarterly
	2007	2006	% change	% change [1]	Q2 2007	Q1 2007	% change	% change[1]	Q2 2006	% change	% change[1]
Net interest income	(7)	(10)			(3)	(4)			(6)
Net fees and commissions	460	390	17.9	18.4	241	219	10.0	10.5	210	14.8	14.7
Net trading income	1	4			(1)	2			0
Other operating income	31	32	(3.1)	0.0	17	14	21.4	22.1	2
Total operating income	485	416	16.6	17.3	254	231	10.0	10.5	206	23.3	23.4
Total operating expenses	316	269	17.5	18.4	165	151	9.3	9.7	137	20.4	20.9
Operating profit before tax	169	147	15.0	15.4	89	80	11.3	11.9	69	29.0	28.4
Income tax expense	43	39	10.3	10.0	21	22	(4.5)	(4.5)	23	(8.7)	(10.0)
Profit for the period	126	108	16.7	17.3	68	58	17.2	18.1	46	47.8	47.6
Efficiency ratio	65.2%	64.7%			65.0%	65.4%			66.5%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 07	30 Jun 06	% change	31 Mar 07	% change	31 Dec 06	% change
Staff (FTE)	1,846	1,730	6.7	1,837	0.5	1,630	13.3

(in billions of euros)
Assets under Management	211	180	17.2	209	1.0	193	9.3
Total assets	1.6	1.2	33.3	1.7	(5.9)	1.4	14.3
Risk-weighted assets	1.0	0.5	100.0	0.9	11.1	0.9	11.1

Please note that the results from Asset Management France (previously included in the BU Private Clients) were transferred to the BU Asset Management as from the start of 2007. For the purpose of comparison, the 2006 figures have been restated.

First half 2007 compared with first half 2006

Please note that the comparisons below are affected by the EUR 28 mln (gross and net) gain on the sale of the Asset Management operations in Curacao, completed in the first quarter of 2006.

•	Total operating income increased by 16.6% to EUR 485 mln. Excluding the gain on the sale mentioned above, total operating income increased by 25.0%, mainly due to increased net fees and commissions.

The 17.9% increase in commission income was related to the higher Asset under Management (AuM) levels, higher performance fees and higher fee levels on existing products. A continuous and successful focus on tailored solutions for our clients also resulted in a shift in the asset mix towards more profitable products. In addition, returns on seed capital positions, which are reported in the other operating income line, were considerably higher than in 2006, contributing to the overall improvement in revenues.

•	Total operating expenses increased by 17.5% to EUR 316 mln, mainly due to higher personnel costs and bonus accruals.

•
Operating profit before tax increased by 15.0%. Excluding the gain on the sale mentioned above, the operating profit before tax increased by 42.0% and the efficiency ratio improved by 4.1 percentage points to 65.2%.

•	Profit for the period increased by 16.7% to EUR 126 mln. Excluding the gain on the sale mentioned above, profit for the period increased by 57.5%.

Second quarter 2007 compared with first quarter 2007

•
Total operating income increased by 10.0% to EUR 254 mln. This result was mainly due to higher fees and commissions, which increased by EUR 22 mln, driven by higher AuM growth and performance fee income, as core products showed continued improved performance.

•	Total operating expenses increased by 9.3% to EUR 165 mln mainly driven by higher personnel costs.

•	The operating profit before tax increased by 11.3% to EUR 89 mln from EUR 80 mln. The efficiency ratio improved by 0.4 percentage points to 65.0%.

•	Profit for the period increased by 17.2% to EUR 68 mln.

Assets under Management

As at 30 June 2007, Assets under Management (AuM) amounted to EUR 210.6 bln compared with EUR 208.7 bln at the end of March 2007. This change in AuM can be explained by EUR 2.7 bln in net outflows and EUR 3.7 bln market appreciation along with positive currency effects of EUR 0.9 bln. The AuM level at Artemis continued to grow strongly. The asset mix is stable compared with the first quarter of 2007 with 46% equities, 36% fixed income and 18% cash and other.

The BU Private Equity
(in millions of euros)		year to date					quarterly
	2007[1]	2006[1]	% change	Q2 2007	Q2 2007[1]	Q1 2007[1]	% change	Q2 2006[1]	% change
Net interest income	18	7	157.1	(84)	6	12	(50.0)	1
Net fees and commissions	3	6	(50.0)	0	0	3		(1)
Results from fin. transactions	282	249	13.3	168	184	98	87.8	154	19.5
Other operating income	3	9	(66.7)	12	3	0		(11)
Net sales private equity holdings	0	0		1,390	0	0		0
Total operating income	306	271	12.9	1,486	193	113	70.8	143	35.0
Operating expenses	51	49	4.1	328	27	24	12.5	14	92.9
Goods and materials priv. equity holdings	0	0		979	0	0		0
Total operating expenses	51	49	4.1	1,307	27	24	12.5	14	92.9
Operating result	255	222	14.9	179	166	89	86.5	129	28.7
Loan impairment	0	20		0	0	0		5
Operating profit before tax	255	202	26.2	179	166	89	86.5	124	33.9
Income tax expense	(20)	(26)		3	(10)	(10)		(12)
Profit for the period	275	228	20.6	176	176	99	77.8	136	29.4

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)

	30 Jun 07	30 Jun 06	% change	31 Mar 07	% change	31 Dec 06	% change
Staff (FTE)	83	105	(21.0)	85	(2.4)	93	(10.8)
(in billions of euros)
Risk-weighted assets	2.5	2.4	4.2	2.4	4.2	2.4	4.2

As announced with the first quarter 2007 results, ABN AMRO transferred, at the end of the second quarter, the investment management function of most of the businesses of the BU Private Equity (BU PE) to an independent management company with the objective to invest in mid-market buy-out opportunities in the Dutch, UK and Nordic markets. ABN AMRO sold the majority of the shares in this management company to the respective members who now have independent operational and commercial authority over all its activities. Concurrently, ABN AMRO made a long-term commitment to fund the ongoing investment programme of the management company. The ownership of the existing investments and therefore the economic interest in these investments has not changed.

Under International Financial Reporting Standards (IFRS), the income statements and balance sheets of companies in which the Group has a controlling interest are consolidated. As a result of the above-mentioned structural change in control within BU PE, the portfolio of investments managed by the independent management company will no longer be consolidated as of the next quarter, but instead will be carried at fair value with value changes directly impacting the profit and loss account. The investments have been revalued to fair value at the end of the second quarter. The step-up to fair value amounted to EUR 108 mln.

The BU PE operates through two lines of business (LoB): the Buy-out LoB and the Corporate Investments LoB.

In the second quarter of 2007, the BU PE made a total of EUR 104 mln of new investments, primarily in the Buy-out LoB. The BU PE also executed a number of divestments and refinancings, also primarily in the Buy-out LoB, for a total amount of EUR 114 mln in gross proceeds.

As a result of investments, divestments, fair value changes of EUR 70 mln, and EUR 13 mln of currency and other effects, the value of the portfolio of the BU PE increased from EUR 2,213 mln to EUR 2,286 mln. At the end of the second quarter, the BU PE's portfolio consisted of EUR 1,803 mln of buy-out investments, EUR 443 mln of Corporate Investments and EUR 40 mln of listed shares. The portfolio managed by the Corporate Investment business on behalf of the BU Netherlands increased from EUR 116 mln to EUR 119 mln.

Please note that the results analysis below is based on figures excluding the consolidation effect of controlled investments, whereby uncontrolled investments are held at fair-market value and controlled investments are held at such investment's net asset value plus goodwill.

First half 2007 compared with first half 2006

•
Total operating income increased by 12.9% to EUR 306 mln, mainly due to the loss of control over the management company and the resulting loss of control over the investments, resulting in the recording of a fair value step-up of EUR 108 mln as described above.

•	Total operating expenses increased by EUR 2 mln to EUR 51 mln. This was mainly due to higher accrual for incentive compensation and provisions taken for reorganising the strategic focus of the BU PE.

•	The operating result increased by EUR 33 mln to EUR 255 mln.

•	Provisions decreased by EUR 20 mln to zero.

•	Profit for the period increased by EUR 47 mln to EUR 275 mln.

Second quarter 2007 compared with first quarter 2007

•
Total operating income increased by EUR 80 mln to EUR 193 mln, as a result of higher unrealised fair-market value step ups of the investment portfolio (resulting from the transfer of the management function as described above) of EUR 108 mln being partly offset by lower realised returns from exited consolidated investments.

•	Total operating expenses increased by EUR 3 mln to EUR 27 mln, due to higher staff costs.

•	The operating result increased by EUR 77 mln to EUR 166 mln.

•	Profit for the period increased by EUR 77 mln to EUR 176 mln.

Group Functions, including Services
(in millions of euros)		year to date					quarterly
	2007	2006	% change	Q2 2007	Q1 2007	% change	Q2 2006	% change
Net interest income	(313)	29		(207)	(106)		(18)
Net fees and commissions	114	49	132.7	129	(15)		21
Net trading income	4	138		(37)	41		59
Results from fin. transactions	70	0		(45)	115		(14)
Results from equity holdings	51	27	88.9	20	31	(35.5)	20
Other operating income	3	221		0	3		213
Total operating income	(71)	464		(140)	69		281
Total operating expenses	661	225	193.8	194	467	(58.5)	118	64.4
Operating result	(732)	239		(334)	(398)		163
Loan impairment	(8)	10		(10)	2		9
Operating profit before tax	(724)	229		(324)	(400)		154
Income tax expense	(210)	(47)		(94)	(116)		(71)
Net operating income	(514)	276		(230)	(284)		225
Discontinued operations (net)	3	(36)		11	(8)		(13)
Profit for the period	(511)	240		(219)	(292)		212

	30 Jun 07	30 Jun 06	% change	31 Mar 07	% change	31 Dec 06	% change
Staff (FTE)	3,128	4,649	(32.7)	3,541	(11.7)	4,524	(30.9)

(in billions of euros)
Total assets	71.7	82.0	(12.6)	70.0	2.4	74.5	(3.8)
Risk-weighted assets	4.7	8.0	(41.3)	4.9	(4.1)	(0.1)

Note: staff, total assets and risk-weighted assets are including discontinued operations

Please note that as from 1 January 2007, Group Functions includes the results from the International Diamonds & Jewellery Group (ID&JG). For the purpose of comparison, the 2006 figures have been restated.

Please find below the major items in the first half of 2006 and the first half of 2007 that affected the results:

Half year 2006	Gross (EUR mln)	Net (EUR mln)
Gain from sale stake K&H Bank (Q2; income)	208	208
Services release (Q2; expenses)	(23)	(15)

Half year 2007	Gross (EUR mln)	Net (EUR mln)
DOJ provision (Q1; expenses)	365	275
Transaction related advisory fees (Q2; expenses)	81	60

The Futures business was sold to UBS in the third quarter of 2006. In the first half of 2006, the Futures business contributed EUR 118 mln in operating income and EUR 84 mln in operating expenses.

First half 2007 compared with first half 2006

•
Total operating income decreased by EUR 535 mln to a negative EUR 71 mln. Excluding the gain on the sale of K&H and the income contribution of the Futures business, operating income decreased by EUR 209 mln. The fall can largely be explained by lower Asset & Liability Management (ALM) income and lower proprietary trading results for the Global Markets activities reported in Group Functions. The lower ALM income was due to higher funding costs as a result of higher euro and US dollar interest rates, lower returns on the investment portfolio as a result of the flattening yield curve, and marked-to-market losses on capital and risk hedging (CDS portfolio) as the result of credit spreads tightening.

•
Total operating expenses increased by EUR 436 mln to EUR 661 mln. Excluding the items mentioned above (including the expenses of the Futures business in the first half of 2006), operating expenses increased by EUR 51 mln. Staff numbers declined by 1,521 FTEs due to the transfer of part of the audit, risk and compliance functions to the regions and as a result of reductions related to the measures, announced in 2006, aimed at improving the efficiency and productivity of Group Functions.

•
The operating result decreased by EUR 971 mln to a negative EUR 732 mln. Excluding the items mentioned above (including the operating result of the Futures business in the first half of 2006), the operating result decreased by EUR 260 mln.

•	Provisioning decreased by EUR 18 mln to a release of EUR 8 mln.

•	Tax expenses declined by EUR 163 mln to a net credit of EUR 210 mln.

•	Discontinued operations include certain revenues and expenses, largely stranded costs, related to the sale of LaSalle.

•
Profit for the period decreased by EUR 751 mln to a loss of EUR 511 mln. Excluding the items mentioned above (including the profit of the Futures business in the first half of 2006), profit for the period decreased by EUR 166 mln.

Second quarter 2007 compared with first quarter 2007

•
Total operating income decreased by EUR 209 mln to a negative EUR 140 mln, mainly due to lower ALM results and lower proprietary trading results. The lower ALM income was due to higher funding costs as a result of higher euro and US dollar interest rates and lower returns on the investment portfolio as a result of the flattening yield curve.

•
Total operating expenses decreased by EUR 273 mln to EUR 194 mln. Excluding the EUR 365 mln provision for the DOJ settlement in the first quarter and EUR 81 mln transaction-related advisory fees in the second quarter, expenses increased by EUR 11 mln.

•	The operating result increased by EUR 64 mln to a negative EUR 334 mln. Excluding the expense items mentioned above, the operating result decreased by EUR 220 mln.

•	Provisioning decreased by EUR 12 mln to a release of EUR 10 mln.

•	Tax expenses turned from a net credit of EUR 116 mln in the first quarter to a net credit of EUR 94 mln in the second quarter.

•	Net operating income increased by EUR 54 mln to a negative EUR 230 mln. Excluding the items mentioned above, net operating income decreased by EUR 161 mln.

•
Discontinued operations include certain revenues and expenses related to the financing and real estate transactions of the LaSalle business that are part of the Purchase and Sale Agreement by and between ABN AMRO and Bank of America. Global overhead charges allocated to LaSalle that continue to be incurred by ABN AMRO are included in the operating expenses of the continued operations.

•	Profit for the period increased by EUR 73 mln to a loss of EUR 219 mln.

Recent developments

In 2006, ABN AMRO announced measures to improve the cost efficiency and productivity in Group Functions. The improvement in operational efficiency will be achieved by focusing on efficiency and productivity that will affect more than 500 FTEs, mainly at head office. In the fourth quarter we took a restructuring charge of EUR 29 mln. The headcount reduction has started in the first quarter and we are on track to deliver the reduction of 500 FTEs.

The BU Global Markets
(in millions of euros)		year to date
	2007	2006	% change
Net interest income	325	143	127.3
Net fees and commissions	598	547	9.3
Net trading income	1,813	1,392	30.2
Results from fin. transactions	(25)	18
Other operating income	11	26	(57.7)
Total operating income	2,722	2,126	28.0
Total operating expenses	1,859	1,675	11.0
Operating result	863	451	91.4
Loan impairment	(1)	9
Operating profit before tax	864	442	95.5
Income tax expense	134	66	103.0
Profit for the period	730	376	94.1

Efficiency ratio	68.3%	78.8%

Note: The 2006 figures include the results of the Futures business, which was sold in the third quarter of 2006

The BU Global Markets (BU GM) has returned record revenues for a third consecutive quarter, and a record half year, driven by continued momentum across the franchise (products and regions). This resulted in a market leading 8.1 percentage-point improvement in efficiency ratio for the first half of 2007, excluding the EUR 50 mln (EUR 38 mln net) Services charge booked in the first half of 2006, and an overall contribution to the Group adjusted operating result of 25.8% in the first six months.

•	The business is well ahead of the full year 2007 commitment of a 75% efficiency ratio (68.0% in the second quarter of 2007, 68.3% in the first half of 2007)
•
All businesses, except proprietary trading, demonstrated outperformance compared with 2006, with results confirming the benefits of a continued shift to a more structured product set, as well as last year’s product and geographic participation choices

•	Growth has been supported by tight ongoing cost control and reinforced by the further embedding of a high-performance culture
•	These factors combined have consolidated the BU Global Markets’ significantly improved peer position and leave the business well placed to deliver further gains

First half 2007 compared with first half 2006

•
Total operating income grew by 28.0% across all business lines and regions reflecting ABN AMRO’s global franchise. Proprietary Trading was the only business line with lower revenues. The three principal businesses all delivered record first half revenues:

Equities: revenues were up by 44% as increased cash and derivative client flows continued to be supported by well-diversified risk taking. Highlights included rapid growth in retail as well as institutional equity derivatives businesses, especially in equity exotics, volatility, equity-linked and Securities Finance.

Financial Markets: revenues increased by 25%, with the core business performing well, in particular credit and alternatives. Highlights of the second quarter included a second innovative Collateralised Debt Obligation (CDO) of natural catastrophe risk, which demonstrated the close co-ordination of the Credit and Alternatives, Structured Credit Marketing and the Financial Institutions Solutions Groups.

Structured Finance: revenues rose by 52%, securing a top-two position in European debt. Emerging markets was a clear area of outperformance as the business delivered a series of asset-backed securitisation transactions for clients, closing deals in the second quarter in Brazil, Russia, Turkey and South Africa, among others.

•
Total operating expenses were up 11.0% at EUR 1,859 mln driven in large part by higher bonus accruals on the back of significantly improved performance. Excluding the Services restructuring charge in 2006, total operating expenses increased by 14.4%.

•
The operating result improved by 91.4% to EUR 863 mln. Excluding the Services restructuring charge, the operating result improved by 72.3%. The contribution of the BU GM to the Group’s adjusted operating result increased from 17.3% in the first half of 2006 to 25.8% in the first half of 2007.

The efficiency ratio improved by 11 percentage points to 68.3%. Excluding the Services restructuring charge, the efficiency ratio improved by 8.1 percentage points. The BU GM is already meeting its targeted efficiency ratio of 75% in 2007, despite the current corporate context.

•	Provisions showed a small release of EUR 1 mln.

•	Taxes increased by EUR 68 mln to EUR 134 mln.

•	Profit for the period increased by 94.1% to EUR 730 mln.

Continued investment in our market leading units, combined with a demonstrated ability to execute the necessary remedial actions in lower-performing businesses and a strong pipeline, provide a robust platform for the BU GM going forward despite the current corporate uncertainty.

About the BU Global Markets

Managed as an integrated business, the BU GM encompasses the markets activities of the ABN AMRO Group, comprising Equities, Financial Markets, and Structured Finance. Equities comprise cash and derivatives sales and trading, research and corporate broking (Hoare Govett). Financial Markets covers macro-products (rates and foreign exchange), credit and alternatives, and local markets. Structured Finance includes fixed income origination, structuring and financing (both leveraged and high grade).

The results of the BU GM’s Equities, Financial Markets and Structured Finance activities are reported in the regional Client BUs, while proprietary trading is reported in Group Functions.

The BU Global Markets
(in millions of euros)		year to date
	2007	2006	% change
Net interest income	328	292	12.3
Net fees and commissions	780	587	32.9
Net trading income	394	294	34.0
Results from fin. transactions	14	1
Other operating income	(6)	(7)
Total operating income	1,510	1,167	29.4
Total operating expenses	1,137	994	14.4
Operating result	373	173	115.6
Loan impairment	2	(5)
Operating profit before tax	371	178	108.4
Income tax expense	45	(2)
Profit for the period	326	180	81.1
Efficiency ratio	75.3%	85.2%

As of 1 January 2007 the results of the BU Global Clients (BU GC) are reported in the regional BUs to further drive close cooperation and synergies between the BU GC and the regions. Please note that the operating income of BU GC includes revenues from the sale of Global Markets products to the BU GC client base. This means there is overlap between the operating income of the BU GC and the BU Global Markets.

The BU GC had a very strong first half. It closed a large number of complex structured financial transactions for clients and, according to the Dealogic Investment Banking Strategy Review, is estimated to have grown significantly faster than the industry average. Underlying these results are a higher quality income stream and improvements in the BU GC’s cost base and efficiency ratio.

•	Total operating income rose 29.4%, outpacing the market
•	Record profit for the period of EUR 326 mln exceeded total profit for the full year 2006, and currently represents 13.7% of the overall Group’s adjusted profit for the period
•	Record increase in M&A and ECM revenues

First half 2007 compared with first half 2006

The comparison below was impacted by the fair-market value adjustments of the stake in Korean Exchange Bank (KEB) (negative EUR 20 mln in 2006 and positive EUR 30 mln in 2007), and the Services restructuring charge of EUR 19 mln (EUR 14 mln net) in the first half of 2006.

•	Total operating income increased by 29.4% to EUR 1,510 mln. Excluding the fair-market value adjustments of KEB, total operating income increased 24.7%.

The strong first-half results reflect continued diversification in the product mix from traditional loan products to fee-driven products, which has resulted in strong growth in primary and secondary capital markets products. M&A and ECM related revenues grew by 70%, the biggest increase ever. The first half of 2007 was also marked by several cross-border transactions, resulting from strong client relationships in Brazil, India and China (among others), and often driven by industry knowledge and M&A dialogue. The performance in the Financial Sponsors sector was noteworthy, showing continuing growth in its global market share, despite a reduced size of wallet available in the Netherlands.

Notable transactions in the first half included:

In Financial Institutions (FI), ABN AMRO advised on the acquisition by Groupe Banque Populaire of 60.93% of Foncia (listed on Euronext Paris) against a cash payment of EUR 800 mln from the founder and current CEO, and his family holding company. This operation marked Group Banque Populaire’s first step into the real estate market while also aligned with the bank’s strategy to diversify its product portfolio into non capital-intensive services.

In Telecoms, Media and Technology (TMT), ABN AMRO acted as joint financial adviser to Binariang GSM Sdn Bhd in its acquisition of Maxis Communications Berhad, one of the largest listed companies in Malaysia. The offer valued Maxis at USD 11.7 bln, making it the largest ever corporate transaction in Malaysia, and the second largest telecom acquisition and largest buy-out in Asia (ex-Australia).

In Energy & Resources (E&R), ABN AMRO acted as sole financial adviser and broker, and joint bookrunner, to Iberdrola in the EUR 17.1 bln acquisition of Scottish Power. ABN AMRO was also the mandated lead arranger and joint book runner of the bridge financing facility, which represents a milestone achievement for the Power and Utility sector.

Also in E&R, ABN AMRO, acting as sole lead arranger, successfully priced the largest corporate bond offering ever in Latin America for Petroleos de Venezuela (PDVSA), the fourth largest integrated oil company in the world. This multi-tranche USD 7.5 bln offering positioned our Structured Finance team (which includes capital markets) at the top of the Latin American and Emerging Market league tables.

In Global Industries, ABN AMRO acted as mandated lead arranger and book runner for the Porsche acquisition financing transaction, representing the second largest ever financing raised in the European syndicated loan market, and the largest syndicated facility ever led by ABN AMRO, won on the back of a strong and long standing relationship with Porsche.

These transactions contributed to ABN AMRO ranking 13th in Dealogic's first-half Investment Banking Strategy Review. ABN AMRO was also the fastest-growing bank, with an estimated 47% increase in Global Investment Banking revenues compared with the first half of 2006, versus an industry average of 19%. This performance is particularly notable given ABN AMRO’s limited participation in the US capital and advisory markets, the largest in the world.

•
Total operating expenses increased by 14.4%. Excluding the Services restructuring charge, total operating expenses increased by 16.6%. This increase was mainly due to a higher bonus accrual as a result of higher revenues.

•	The operating result increased by EUR 200 mln. Excluding the fair-market value adjustments of KEB and the Services restructuring charge, the operating result increased by 61.8% to EUR 343 mln.

•	Provisions increased by EUR 7 mln to a net charge of EUR 2 mln.

•	Tax increased by EUR 47 mln to EUR 45 mln. In the first half of 2006, a number of client-driven transactions with positive tax implications resulted in a net tax credit.

•
Profit for the period increased by EUR 146 mln to EUR 326 mln. Excluding the fair-market value adjustments of KEB and the Services restructuring charge, profit for the period increased by 38.3% to EUR 296 mln.

About the BU Global Clients

Responsibility for the Mergers & Acquisitions and Equity Capital Markets products for all clients of ABN AMRO falls under the BU GC. In line with its mandate to make innovation and product expertise available to the mid-market clients of the regional Client BUs, the BU GC has driven a significant increase in M&A and ECM revenues generated from the regional Client BUs’ clients by deploying its own M&A and ECM resources to the regional Client BUs. To fully reflect the value generated by the BU GC, all ECM and M&A revenues, whether generated by regional or large corporate clients, are included in the results of the BU GC as of 1 January 2007. The 2006 results have been restated accordingly.

The five client industry groups served are Financial Institutions (FI); Technology, Media & Telecommunications (TMT); Energy & Resources (E&R); Financial Sponsors and Merchant Banking (FS&MB); and Global Industries (including Automotive, Consumer and Global Industrials).

Annex 1

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

The offer launched by the consortium of Fortis, RBS and Santander is under consideration by the ABN AMRO boards. ABN AMRO will, in the near future but at the latest by August 6, 2007, file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and advise the ABN AMRO shareholders (i) whether it recommends acceptance or rejection of such offer, expresses no opinion and remains neutral toward such offer, or is unable to take a position with respect to such offer and (ii) the reason(s) for its position with respect to such offer. The ABN AMRO boards request the ABN AMRO shareholders to defer making a determination on whether to accept or reject such offer until they have been advised of ABN AMRO’s position with respect to the offer.
Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 which contains a prospectus. Barclays expects to file with the US Securities and Exchange Commission amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Annex 2

Use of non-GAAP financial measures

Constant foreign exchange rates

Throughout the discussion of the operating results in the press release, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of ’constant foreign exchange rates’ or ‘local currency’. Both ’constant foreign exchange rates’ and ‘local currency’ exclude the effect of currency translation differences and is a non-GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. ’Local currency’ performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our BUs North America and Latin America in US dollar and Brazilian real into euros, as well as the various currencies making up BU Asia. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognise that these measures should not be used in isolation and, accordingly, we begin our analysis in the press release on the performance of the bank and of the BUs with the comparable GAAP actual growth measures that reflect all the factors that affect our business.
We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2006, are multiplied by the average monthly exchange rates of 2005 to compare with the results of the 2005 on a constant basis.

Consolidation effect controlled non-financial investments

IAS 27 requires the consolidation of private equity investments over which we have control, including non-financial investments managed as private equity investments. However, as a practical matter, our private equity business is managed separately from the rest of our banking business and management does not measure the performance of our banking business based on our consolidated results of operations. Our private equity business involves buying equity stakes in unlisted companies over which we can establish influence or control, and managing these shareholdings as an investor for a number of years with a view to selling these with a profit. The companies in which we have these temporary holdings are active in different types of business other than the financial industry. We believe that combining these temporary holdings with our core banking business does not provide a meaningful basis for discussion of our financial condition and results of operations.

In the presentation of the tables in this press release, in order to understand our performance, we have removed the effects of a line-by-line consolidation in the income statement of the private equity holdings of our Business Unit Private Equity. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method. Similarly, in the presentation of our consolidated results of operations and in the segment discussion of our Business Unit Private Equity, we have removed the effects of consolidation of our private equity holdings from the various line items of the income statement and classified only the net operating profit of these investments under ‘Results from financial transactions’. The measures excluding the effects of consolidation of our private equity holdings are non-GAAP financial measures. Our management refers to these non-GAAP financial measures in making operating decisions because the measures provide meaningful supplemental information regarding our operational performance. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. In accordance with applicable rules and regulations, we have presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable GAAP measures, i.e., reconciliations of our results excluding the consolidation effects of our private equity holdings to our results including those effects in this Annex.

The following table provides an overview of the income statement reconciliation of the non-GAAP financial measure ‘Group excluding consolidation effect’ to ’Group including consolidation effect’, the latter being fully compliant with IFRS.

Reconciliation of income statement to Group income statement including consolidation of consolidated non-financial investments

	first half year 2007			first half year 2006
(in millions of euros)	Group	cons.	Group	Group	cons.	Group
	(excl.	effect	(incl.	(excl.	effect	(incl.
	cons.		cons.	cons.		cons.
	effect)		effect)	effect)		effect)
Net interest income	4,784	-190	4,594	4,467	-156	4,311
Net fees and commissions	2,872	0	2,872	2,602	0	2,602
Net trading income	1,937	3	1,940	1,479	-2	1,477
Result from financial transactions	628	39	667	320	1	321
Result from equity participations	138	1	139	124	0	124
Other operating income	294	0	294	469	19	488
Net sales private equity holdings	0	2,783	2,783	0	2,634	2,634
Total operating income	10,653	2,636	13,289	9,461	2,496	11,957
Operating expenses	7,690	666	8,356	6,745	610	7,355
Goods & materials private equity holdings	0	1,949	1,949	0	1,855	1,855
Total operating expenses	7,690	2,615	10,305	6,745	2,465	9,210
Operating result	2,963	21	2,984	2,716	31	2,747
Loan impairment	886	0	886	720	0	720
Operating profit before tax	2,077	21	2,098	1,996	31	2,027
Income tax expense	411	21	432	317	31	348
Net operating profit	1,666	0	1,666	1,679	0	1,679
Discontinued operations (net)	554	0	554	573	0	573
Profit for the period	2,220	0	2,220	2,252	0	2,252

UNAUDITED

Annex 3

ABN AMRO Holding N.V.

Interim Financial Report for the period
ended 30 June 2007

UNAUDITED

Consolidated income statement for the 6 months ended 30 June / 3 months ended 30 June

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
	(in millions of euros)
Net interest income [4]	4,594	4,311	2,356	2,166
Net fee and commission income [5]	2,872	2,602	1,504	1,310
Net trading income [6]	1,940	1,477	939	654
Results from financial transactions [7]	667	321	314	230
Share of result in equity accounted investments [18]	139	124	70	74
Other operating income [8]	294	488	166	333
Income of consolidated private equity holdings [24]	2,783	2,634	1,390	1,388
Operating income	13,289	11,957	6,739	6,155

Personnel expenses [9]	4,281	3,596	2,183	1,843
General and administrative expenses	3,449	3,195	1,590	1,637
Depreciation and amortisation	626	564	294	289
Goods and materials of consolidated private equity holdings [24]	1,949	1,855	979	1,003
Operating expenses	10,305	9,210	5,046	4,772
Loan impairment and other credit risk provisions [17]	886	720	483	400
Total expenses	11,191	9,930	5,529	5,172

Operating profit before taxes	2,098	2,027	1,210	983
Income tax expense [10]	432	348	264	70
Profit from continuing operations	1,666	1,679	946	913
Profit from discontinued operations net of tax [11]	554	573	210	301
Profit for the period	2,220	2,252	1,156	1,214

Attributable to:
Shareholders of the parent company	2,165	2,219	1,130	1,216
Minority interests	55	33	26	(2)

Earnings per share attributable to the shareholders of the parent company (in euros) [12]
From continuing operations
Basic	0.87	0.88	0.50	0.49
Diluted	0.86	0.88	0.50	0.49
From continuing and discontinued operations
Basic	1.17	1.18	0.61	0.65
Diluted	1.16	1.18	0.61	0.64
Numbers stated against items refer to the notes.

UNAUDITED

Consolidated balance sheet

	30 June 2007	31 December 2006
	(in millions of euros)
Assets
Cash and balances at central banks	14,485	12,317
Financial assets held for trading [13]	248,925	205,736
Financial investments [14]	101,701	125,381
Loans and receivables — banks [15]	183,338	134,819
Loans and receivables — customers [16]	441,904	443,255
Equity accounted investments [18]	1,591	1,527
Property and equipment	3,798	6,270
Goodwill and other intangible assets [19]	7,140	9,407
Assets of businesses held for sale [11]	84,442	11,850
Accrued income and prepaid expenses	9,822	9,290
Other assets	22,913	27,212
Total assets	1,120,059	987,064

Liabilities
Financial liabilities held for trading [13]	159,709	145,364
Due to banks	254,299	187,989
Due to customers	354,260	362,383
Issued debt securities [20]	191,160	202,046
Provisions	7,951	7,850
Liabilities of businesses held for sale [11]	80,380	3,707
Accrued expenses and deferred income	8,710	10,640
Other liabilities	22,053	21,977
Total liabilities (excluding subordinated liabilities)	1,078,522	941,956
Subordinated liabilities [21]	14,707	19,213
Total liabilities	1,093,229	961,169

Equity
Share capital	1,085	1,085
Share premium	5,257	5,245
Treasury shares	(2,213)	(1,829)
Retained earnings	19,843	18,599
Net gains not recognised in the income statement	709	497
Equity attributable to shareholders of the parent company	24,681	23,597
Equity attributable to minority interests	2,149	2,298
Total equity	26,830	25,895
Total equity and liabilities	1,120,059	987,064

Credit related contingent liabilities [22]	57,614	51,279
Committed credit facilities [22]	151,607	145,418

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated statement of changes in equity for the 6 months ended 30 June

	2007	2006
	(in millions of euros)
Share capital
Balance at 1 January	1,085	1,069
Dividends paid in shares	-	5
Balance at 30 June	1,085	1,074

Share premium
Balance at 1 January	5,245	5,269
Share-based payments	70	57
Dividends paid in shares	(58)	(86)
Balance at 30 June	5,257	5,240

Treasury shares
Balance at 1 January	(1,829)	(600)
Share buy back	(1,241)	(600)
Utilised for dividends paid in shares	412	600
Utilised for exercise of options and performance share plans	445	112
Balance at 30 June	(2,213)	(488)

Retained earnings
Balance at 1 January	18,599	15,237
Profit attributable to shareholders of the parent company	2,165	2,219
Cash dividends paid	(469)	(420)
Dividends paid in shares	(586)	(458)
Other	134	114
Balance at 30 June	19,843	16,692

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	408	842
Transfer to income statement relating to disposals	-	(7)
Currency translation differences	284	(261)
Subtotal — Balance at 30 June	692	574

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	364	1,199
Net unrealised gains/(losses)	(114)	(849)
Net (gains)/losses reclassified to the income statement	(302)	(154)
Subtotal — Balance at 30 June	(52)	196

Cash flow hedging reserve
Balance at 1 January	(275)	(795)
Net unrealised gains/(losses)	231	407
Net (gains)/losses reclassified to the income statement	113	51
Subtotal — Balance at 30 June	69	(337)
Net gains/(losses) not recognised in the income statement at 30 June	709	433
Equity attributable to shareholders of the parent company at 30 June	24,681	22,951

UNAUDITED

Consolidated Statement of changes in equity for the 6 months ended 30 June (continued)

	2007	2006
	(in millions of euros)
Minority interests
Balance at 1 January	2,298	1,931
Additions / Reductions	(190)	66
Acquisitions / Disposals	-	19
Profit attributable to minority interests	55	33
Currency translation differences	(18)	(46)
Other movements	4	(39)
Equity attributable to minority interests at 30 June	2,149	1,964

Total equity at 30 June	26,830	24,915

UNAUDITED

Consolidated Cash Flow Statement for 6 months ended 30 June

	2007	2006
	(in millions of euros)
Cash flows from operating activities from continuing operations	(146)	(2,027)
Cash flows from operating activities from discontinued operations	(9,254)	(842)
Cash flows from investing activities from continuing operations	(2,738)	(13,967)
Cash flows from investing activities from discontinued operations	9,373	1,264
Cash flow from financing activities from continuing operations	7,761	6,341
Cash flow from financing activities from discontinued operations	(146)	93
Movement in cash and cash equivalents	4,850	(9,138)
Cash and cash equivalents at 1 January	4,872	6,043
Cash and cash equivalents at 30 June	9,722	(3,095)

	2007	2006
Determination of cash and cash equivalents:
Cash and balances at central banks	15,644	8,588
Loans and receivables – banks	12,724	5,879
Due to banks	(18,646)	(17,562)
Cash and cash equivalents at 30 June	9,722	(3,095)

UNAUDITED

Notes to the Consolidated Income Statement and Balance Sheet

(unless otherwise stated, all amounts are in millions of euros)

1	Basis of presentation

This interim financial report for the period ended 30 June 2007 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2006 as included in the Annual Report 2006. ABN AMRO’s 2006 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS.  In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2006 except for the changes stated below. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made.  This interim financial report is unaudited.

Changes in accounting policies

In the first quarter we have revised the presentation of interest income and expense related to trading activities. Trading book interest is no longer separated out and reported within the net interest income line, but in the net trading income line. Trading income now comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends as well as the related funding costs. The change in presentation reflects new guidance available in IFRS 7 Financial Instruments: Disclosure which replaces the disclosure requirements previously included in IAS 32 Financial Instruments: Presentation whereby the requirements to disclose interest data are now restricted to that relating to activities not held at fair value.

2	Developments

ABN AMRO North America Holding Company

On 22 April 2007, ABN AMRO entered into an agreement to sell  ABN AMRO North America Holding Company, which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation ("LaSalle") to Bank of America. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations do not form part of the sale. On 13 July 2007 the Supreme Court’s ruling confirmed management’s view that no shareholder approval was required to execute the sale.  The sale is expected to close in the fourth quarter of 2007.

Under the sale and purchase agreement the sale price is USD 21 billion. In addition, the sale and purchase agreement articulates that an amount of USD 6 billion of debt, on the basis of the US GAAP financial report of LaSalle, is converted into equity  and that ABN AMRO is not entitled to a dividend in respect of the 2007 results.  If the cumulative US GAAP result of LaSalle for the period 1 April 2007 until 31 December 2007 (or a proportion thereof if the transaction is settled before the year end), is less than USD 600 million, the sale price will be reduced with the difference.

The asset and liabilities of ABN AMRO North America Holding Company are presented as assets of businesses held for sale and liabilities of businesses held for sale respectively. The net result of these discontinued operations for the period to 30 June 2007 is presented as profit from discontinued operations net of tax. For more details on the presentation of discontinued operations please refer to note 11 of this interim financial report.

The transaction is expected to be settled in the fourth quarter. We currently estimate the gain on the sale to be in the range of EUR 7 billion to EUR 7.5 billion.

ABN AMRO Capital

During the quarter, ABN AMRO sold a majority of the shares of AAC Capital Holdings B.V., the management company of certain private equity investments held by the Group, to the executives of the management company. Also as part of the sale, the Bank transferred all power to govern the financial and operating policies of the management company and all investment decisions related to a significant portion of the Group’s private equity investments (the Dutch, Nordic and UK business of ABN AMRO Capital) resulting in the loss of control over these investments to a management company outside of ABN AMRO. The ownership of the underlying investments and therefore the economic interest in the investments has not changed. The loss of control over the management company resulted in the concerned investments to no longer be consolidated in the financial statements of the Group.  As of the date of the transaction the investments are recognised and carried at fair value with changes through income. This transaction has resulted in a gain from financial transactions of EUR 108 million.

UNAUDITED

Update on status of US Department of Justice investigation

As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into the Bank’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation.

Under the terms of the agreement in principle, the Bank and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, the Bank would waive indictment and agree to the filing of an information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. The Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

In consideration for the foregoing provisions, as well as the Bank’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided the Bank is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the Bank. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.

Main acquisitions

Prime Bank Ltd (Pakistan)

On 5 March 2007 ABN AMRO entered into agreements to acquire a controlling interest of 93.4% in Prime Bank, Pakistan. Through the subsequent tender offer for all remaining shares of Prime Bank that expired on 29 March 2007 ABN AMRO obtained additional shares representing 2.8%, bringing the total stake in Prime Bank to 96.2%.  The transactions were closed on 5 April 2007. The total consideration paid amounts to EUR 176 million. The provisional goodwill arising from the acquisition was calculated at EUR 163 million.

The preliminary allocation of the purchase price to the assets acquired, including newly identifiable assets resulting from the acquisition, and (contingent) liabilities assumed, using their fair values at the acquisition date and the resulting goodwill is based on provisional fair values of assets acquired and (contingent) liabilities assumed, and may be adjusted during the period up to one year after acquisition as more information is obtained about these fair values.

Private Equity

Major new buy-out investments in the second quarter in 2007 were:
▪	OyezStraker (UK, stationary and office suppliers)
▪	Dunlop Aircraft Tyres (UK, aircraft tyre manufacturer)

Major new buy-out investments in the first quarter 2007 were:
▪	Sdu (Netherlands, publishing)
▪	Baarsma Wine Group (Netherlands, wine distribution)
▪	Vetus den Ouden (Netherlands, nautical equipment)
▪	T.G.I. Friday’s Ltd. (UK, restaurants)

Main Disposals

Private Banking operations in Miami and Montevideo

In April 2007, BU Private Banking disposed of its operations in Miami and Montevideo. Banco Itaú, a privately owned bank with its headquarters in Sao Paulo, Brazil, acquired these operations through an auction process. The profit recognised on the sale, included in other operating income, amounted to EUR 72 million after tax.

ABN AMRO Mortgage Group, Inc.

On 28 February 2007 ABN AMRO closed the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup purchased approximately EUR 7.8 billion of net assets, of which approximately EUR 2.1 billion consist of ABN AMRO Mortgage Group's mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio. The profit on the sale amounted to EUR 93 million after tax and is included in Profit from discontinued operations net of tax (see note 11 for more details).

UNAUDITED

Private Equity

There were no major divestments in the second quarter 2007.

Major divestment in the first quarter 2007 was:
Holiday Park Ltd. / Beach Equity Ltd. (UK, leisure).

3           Segment reporting

Segment information is presented in respect of the Group’s business. The primary presentation, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.

Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

As of 1 January 2007, the results of product BU Global Clients are being reported in the regional BUs. This has been done to further drive close cooperation and synergies between the product focused BU Global Clients and the regions. In addition Asset Management France and the International Diamonds and Jewelry Group have been transferred from BU Private Clients to BU Asset Management and Group Functions respectively. The comparative segment figures of 2006 have been restated.

Business segments
Below the business segments are described. In the ‘Business review’ chapter of the 2006 Annual Report more detailed descriptions of the activities of these segments are included.

Netherlands
BU Netherlands serves a diverse client base that comprises consumer and commercial clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, a customer contact center and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities.

Europe (including Antonveneta)
BU Europe provides its consumer and commercial clients with a range of financial products and services. BU Europe combines activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa.

Antonveneta is rooted in northeastern Italy, and focuses on consumer and commercial mid-market clients.

North America
The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions, non-profit entities and municipalities in the US and Canada. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US. The activities of ABN AMRO Mortgage Group, Inc. were sold in the first quarter of 2007.

On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company, which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation ("LaSalle") to Bank of America. For further disclosure on this sale please refer to note 2 and note 11 of this interim financial report.

Latin America
BU Latin America has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco Real representing the majority of the operations. In Brazil, Banco Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing.

UNAUDITED

Asia
ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories and is extending its branches and offices network. BU Asia’s client base includes commercial clients as well as consumer and private banking clients.

Private Clients
BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.

Asset Management
BU Asset Management is ABN AMRO’s global asset management business. BU Asset Management operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The institutional client business represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.

Private Equity
The business model of ABN AMRO’s Private Equity unit – branded as ABN AMRO Capital – involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity gains the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium sized Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia.

As a result of the sale of the majority of the shares in AAC Capital Holdings B.V. to the management of this company, as described in note 2 of this interim financial report, the Group will only act as an investor for these investments going forward and will no longer participate actively in the management of the acquired investments.

Group Functions
Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practices, innovation and positioning to public authorities, and binds the bank together in both an operational and cultural sense.

Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risks of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio, the International Diamonds & Jewelry Group and records any related profits or losses.

UNAUDITED

Business segment information – for the 6 months ended 30 June 2007

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	Group Functions	Total Group

Net interest income	1,730	920	110	1,744	340	242	(7)	(172)	(313)	4,594
Net fee and commission income	499	543	160	251	499	343	460	3	114	2,872
Net trading income	360	1,069	106	50	311	37	1	2	4	1,940
Result from financial transactions	11	32	2	183	22	4	22	321	70	667
Share of result in equity accounted investments	23	4	-	22	34	-	4	1	51	139
Other operating income	78	39	13	37	-	115	5	4	3	294
Income of consolidated private equity holdings	-	-	-	-	-	-	-	2,783	-	2,783
Operating income	2,701	2,607	391	2,287	1,206	741	485	2,942	(71)	13,289

Operating expenses*	1,773	1,956	434	1,234	808	457	316	2,666	661	10,305
Loan impairment and other credit risk provisions	206	163	(17)	436	109	(3)	-	-	(8)	886
Total expenses	1,979	2,119	417	1,670	917	454	316	2,666	653	11,191

Operating profit before taxes	722	488	(26)	617	289	287	169	276	(724)	2,098
Income tax expense	154	128	(45)	235	65	61	43	1	(210)	432
Profit from continuing operations	568	360	19	382	224	226	126	275	(514)	1,666
Profit from discontinued operations net of tax	2	-	549	-	-	-	-	-	3	554
Profit for the period	570	360	568	382	224	226	126	275	(511)	2,220

*
The operating expenses in BU North America and in BU Group Functions include an amount of EUR 98 million and EUR (23) million respectively of global overhead costs allocated to LaSalle, but not considered discontinued.

UNAUDITED

Business segment information – for the 6 months ended 30 June 2006

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	Group Functions	Total Group

Net interest income	1,609	767	49	1,477	282	257	(10)	(149)	29	4,311
Net fee and commission income	486	672	105	262	325	307	390	6	49	2,602
Net trading income	360	539	96	94	205	36	4	5	138	1,477
Result from financial transactions	54	40	(18)	4	(13)	3	1	250	-	321
Share of result in equity accounted investments	16	-	-	36	44	1	-	-	27	124
Other operating income	68	47	15	26	29	30	31	21	221	488
Income of consolidated private equity holdings	-	-	-	-	-	-	-	2,634	-	2,634
Operating income	2,593	2,065	247	1,899	872	634	416	2,767	464	11,957

Operating expenses*	1,767	1,829	370	1,129	652	455	269	2,514	225	9,210
Loan impairment and other credit risk provisions	176	55	(17)	381	85	10	-	20	10	720
Total expenses	1,943	1,884	353	1,510	737	465	269	2,534	235	9,930

Operating profit before taxes	650	181	(106)	389	135	169	147	233	229	2,027
Income tax expense	146	156	(132)	85	48	48	39	5	(47)	348
Profit from continuing operations	504	25	26	304	87	121	108	228	276	1,679
Profit from discontinued operations net of tax	91	-	518	-	-	-	-	-	(36)	573
Profit for the period	595	25	544	304	87	121	108	228	240	2,252

*	The operating expenses in BU North America include an amount of EUR 73 million of global overhead costs allocated to LaSalle, but not considered discontinued.

UNAUDITED

Business segment information – for the 3 months ended 30 June 2007

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	Group Functions	Total Group

Net interest income	892	476	56	918	185	123	(3)	(84)	(207)	2,356
Net fee and commission income	242	265	51	111	290	175	241	-	129	1,504
Net trading income	170	553	49	28	159	17	(1)	1	(37)	939
Result from financial transactions	(2)	19	26	152	(21)	3	14	168	(45)	314
Share of result in equity accounted investments	8	3	-	12	17	-	2	8	20	70
Other operating income	31	21	2	16	(4)	96	1	3	-	166
Income of consolidated private equity holdings	-	-	-	-	-	-	-	1,390	-	1,390
Operating income	1,341	1,337	184	1,237	626	414	254	1,486	(140)	6,739

Operating expenses*	902	991	192	650	412	233	165	1,307	194	5,046
Loan impairment and other credit risk provisions	101	92	(2)	246	56	-	-	-	(10)	483
Total expenses	1,003	1,083	190	896	468	233	165	1,307	184	5,529

Operating profit before taxes	338	254	(6)	341	158	181	89	179	(324)	1,210
Income tax expense	69	82	(25)	136	41	31	21	3	(94)	264
Profit from continuing operations	269	172	19	205	117	150	68	176	(230)	946
Profit from discontinued operations net of tax	2	-	197	-	-	-	-	-	11	210
Profit for the period	271	172	216	205	117	150	68	176	(219)	1,156

*
The operating expenses in BU North America and in BU Group Functions include an amount of EUR 56 million and EUR (12) million respectively of global overhead costs allocated to LaSalle, but not considered discontinued.

UNAUDITED

Business segment information – for the 3 months ended 30 June 2006

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	Group Functions	Total Group

Net interest income	812	399	55	741	135	128	(6)	(80)	(18)	2,166
Net fee and commission income	216	386	63	111	158	146	210	(1)	21	1,310
Net trading income	184	150	62	81	102	27	-	(11)	59	654
Result from financial transactions	54	72	(7)	(36)	7	(1)	-	155	(14)	230
Share of result in equity accounted investments	8	-	-	23	22	1	-	-	20	74
Other operating income	36	20	5	14	13	13	2	17	213	333
Income of consolidated private equity holdings	-	-	-	-	-	-	-	1,388	-	1,388
Operating income	1,310	1,027	178	934	437	314	206	1,468	281	6,155

Operating expenses*	917	964	211	559	320	226	137	1,320	118	4,772
Loan impairment and other credit risk provisions	91	23	6	208	49	9	-	5	9	400
Total expenses	1,008	987	217	767	369	235	137	1,325	127	5,172

Operating profit before taxes	302	40	(39)	167	68	79	69	143	154	983
Income tax expense	62	86	(80)	(5)	25	23	23	7	(71)	70
Profit from continuing operations	240	(46)	41	172	43	56	46	136	225	913
Profit from discontinued operations net of tax	41	-	273	-	-	-	-	-	(13)	301
Profit for the period	281	(46)	314	172	43	56	46	136	212	1,214

*	The operating expenses in BU North America include an amount of EUR 36 million of global overhead costs allocated to LaSalle, but not considered discontinued.

UNAUDITED

4           Net interest income

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Interest income	15,437	13,560	7,893	6,827
Interest expense	10,843	9,249	5,537	4,661
Total	4,594	4,311	2,356	2,166

Interest income and interest expense no longer includes interest on the trading book as well as the associated interest on funding. The 2006 comparatives have been reclassified accordingly.

5           Net fee and commission income

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Fee and commission income
Securities brokerage fees	768	944	411	456
Payment and transaction services fees	974	909	508	443
Asset management and trust fees	784	697	415	358
Fees generated on financing arrangements	170	102	101	65
Advisory fees	305	190	168	98
Insurance related commissions	85	76	41	35
Guarantee fees	106	97	55	48
Other fees and commissions	261	136	138	93
Subtotal	3,453	3,151	1,837	1,596

Fee and commission expense
Securities brokerage fees	41	200	19	103
Payment and transaction services fees	166	135	87	71
Asset management and trust fees	75	76	53	39
Other fees and commissions	299	138	174	73
Subtotal	581	549	333	286
Total	2,872	2,602	1,504	1,310

The decline in securities brokerage fees mainly results from the sale of the futures business in the second half 2006.

6           Net trading income

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Interest instruments trading	556	598	265	186
Foreign exchange trading	404	347	168	231
Equity and commodity trading	980	532	506	237
Total	1,940	1,477	939	654

UNAUDITED

7           Results from financial transactions

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Net gain from the disposal of available-for-sale debt securities	317	92	196	38
Net gain from the sale of available-for-sale equity investments	65	43	59	41
Dividend on available-for-sale equity investments	18	22	11	18
Net gain on other equity investments	387	273	179	203
Hedging ineffectiveness	20	65	4	30
Other	(140)	(174)	(135)	(100)
Total	667	321	314	230

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature. In the second quarter of 2007 a gain of EUR 108 million was recognised as a result of the change of control of certain private equity investments (refer to note 2 – Developments – for more details on this transaction).

8           Other operating income

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 J une 2007	3 months ended 30 June 2006
Insurance activities	54	54	21	28
Leasing activities	33	25	17	12
Net income on disposal of operating activities and equity accounted investments	82	248	78	208
Other	125	161	50	85
Total	294	488	166	333

In the second quarter of 2007 a gain of EUR 77 million was recognised in the line Net income on disposal of operating activities and equity accounted investments relating to the sale of Private Banking operations in Miami and Montevideo (refer to note 2 – Developments – of this interim financial report). In the second quarter of 2006 the profit recorded on the sale of K&H Bank to KBC Bank of EUR 208 million was recorded in this line.

9           Personnel expenses

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Salaries (including bonuses and allowances)	3,253	2,682	1,639	1,295
Social security expenses	405	372	221	205
Other employee costs	623	542	323	343
Total	4,281	3,596	2,183	1,843

The increase in personnel expenses in the first half of 2007 is mainly caused by an increase in performance related bonuses compared to the comparable period in 2006.

10           Income tax expense

The effective tax rate on operating profit from continuing operations for the first half year 2007 is 20.7% compared to a nominal tax rate in the Netherlands of 25.5%. Over the full year 2006 the effective tax rate was 17.7%.

The effective tax rate on the Group’s profit before tax differs from the nominal tax charge in the Netherlands. The reasons for the deviation in the first half year of 2007 are mainly tax credits received by the Group and tax-exempt gains. The effective tax rate in the first half year of 2007 is higher than over the full year 2006 as a result of relatively higher tax credits and higher tax-exempt income over the full year 2006 compared to the first half year of 2007.

UNAUDITED

11           Profit from discontinued operations net of tax and assets and liabilities of businesses held for sale

On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company, which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation ("LaSalle") to Bank of America. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations do not form part of the sale. The sale is expected to close in the fourth quarter of 2007. The results of the business under the sale agreement are presented as profit from discontinued operations net of tax. The relating assets and liabilities have been presented as assets and liabilities of businesses held for sale as of this quarter.
Also the results of the national residential mortgage line of business (ABN AMRO Mortgage Group, Inc.), a subsidiary of ABN AMRO LaSalle Bank Midwest are presented as discontinued operations. The sale transaction closed on 28 February 2007.

The comparatives of 2006 furthermore include ABN AMRO Mortgage Group, Inc. and Bouwfonds non-mortgage.

Income statement of discontinued operations:

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006

Operating income	1,688	2,023	835	1,011
Operating expenses	970	1,217	496	601
Loan impairment and other credit risk provisions	45	41	31	30
Operating profit before tax	673	765	308	380
Gain recognised on disposal	147	-	(7)	-
Profit from discontinued operations before tax	820	765	301	380
Income tax expense on operating profit	212	192	94	79
Income tax expense on gain on disposal	54	-	(3)	-
Profit from discontinued operations net of tax	554	573	210	301

The operating expenses relating to LaSalle as included in the table above and below have been adjusted for the certain global overhead charges from the Group to LaSalle that are considered to be fixed in the short run. Despite the sale of LaSalle the Group will remain to incur these costs. These global overhead charges have as a result been presented as operating expenses from continuing operations. For the year-to-date 2007 period the amount is EUR 75 million and for the comparative period in 2006 the amount is EUR 73 million. The amount for the second quarter of 2007 is EUR 44 million and for the comparative period in 2006 EUR 36 million.

The table below provides a further breakdown of the operating result and gain on disposal of discontinued operations. In our segment disclosure note the ABN AMRO Mortgage Group, Inc. results are included in BU North America. The LaSalle results are included in BU North America and BU Group Functions and the Bouwfonds non-mortgage results are included in BU Netherlands.

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
LaSalle
Operating income	1,617	1,559	835	770
Operating expenses	928	941	498	457
Loan impairment and other credit risk provisions	45	39	31	31
Operating profit before tax	644	579	306	282
Gain recognised on disposal	-	-	-	-
Profit from discontinued operations before tax	644	579	306	282
Income tax expense on operating profit	202	131	94	44
Income tax expense on gain on disposal	-	-	-	-
Profit from discontinued operations net of tax	442	448	212	238

UNAUDITED

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Bouwfonds non-mortgage
Operating income	-	290	-	145
Operating expenses	(2)	154	(2)	84
Loan impairment and other credit risk provisions	-	2	-	(1)
Operating profit before tax	2	134	2	62
Gain recognised on disposal	-	-	-	-
Profit from discontinued operations before tax	2	134	2	62
Income tax expense on operating profit	-	43	-	21
Income tax expense on gain on disposal	-	-	-	-
Profit from discontinued operations net of tax	2	91	2	41

ABN AMRO Mortgage Group Inc.
Operating income	71	174	-	96
Operating expenses	44	122	-	60
Loan impairment and other credit risk provisions	-	2	-	-
Operating profit before tax	27	52	-	36
Gain recognised on disposal	147	-	(7)	-
Profit from discontinued operations before tax	174	52	(7)	36
Income tax expense on operating profit	10	18	-	14
Income tax expense on gain on disposal	54	-	(3)	-
Profit from discontinued operations net of tax	110	34	(4)	22

Total profit from discontinued operation net of tax	554	573	210	301

UNAUDITED

The major classes of assets and liabilities classified as held for sale are as follows:

	30 June 2007	31 December 2006
Assets
Cash and balances with central banks	1,193	14
Financial assets held for trading	1,199	104
Financial investments	22,991	132
Loans and receivables – banks	1,584	53
Loans and receivables – customers	48,723	4,532
Property and equipment	2,447	1,012
Goodwill and other intangible assets	50	2,449
Accrued income and prepaid expenses	465	62
Other assets	5,790	3,492
Assets of businesses held for sale	84,442	11,850

Liabilities
Financial liabilities held for trading	195	-
Due to banks	10,029	973
Due to customers	46,457	2,397
Issued debt securities	16,860	-
Provisions	122	22
Accrued expenses and deferred income	858	71
Other liabilities	1,859	244
Subordinated liabilities	4,000	-
Liabilities of businesses held for sale	80,380	3,707

Net assets directly associated with disposal businesses	4,062	8,143

At 30 June 2007 these balances mainly consist of LaSalle. At 31 December 2006 these balances mainly consisted of ABN AMRO Mortgage Group, Inc.

UNAUDITED

12           Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Profit for the period attributable to shareholders of the parent company	2,165	2,219	1,130	1,216
Profit from continuing operations attributable to shareholders of the parent company	1,618	1,658	923	920
Profit from discontinued operations attributable to shareholders of the parent company	547	561	207	296

Weighted average number of ordinary shares outstanding (in millions)	1,854.8	1,877.6
Dilutive effect of staff options (in millions)	11.4	8.3
Conditional share awards (in millions)	7.3	1.9
Diluted number of ordinary shares (in millions)	1,873.5	1,887.8

From continuing operations
Basic earnings per ordinary share (in euros)	0.87	0.88	0.50	0.49
Fully diluted earnings per ordinary share (in euros)	0.86	0.88	0.50	0.49

From continuing and discontinued operations
Basic earnings per ordinary share (in euros)	1.17	1.18	0.61	0.65
Fully diluted earnings per ordinary share (in euros)	1.16	1.18	0.61	0.64

Number of ordinary shares outstanding (in millions)	1,855.4	1,892.0
Net asset value per ordinary share (in euros)	13.30	12.13
Number of preference shares outstanding (in millions)	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	17.8%	19.7%

In the return on average shareholders’ equity the average shareholders’ equity is determined excluding net unrealised gains/losses on available-for-sale assets and cash flow hedging reserve not recognised in the income statement.

13           Financial assets and liabilities held for trading

	30 June 2007	31 December 2006
Financial assets held for trading
Interest-earning securities	75,458	60,290
Equity instruments	53,107	40,112
Derivative financial instruments	120,360	105,334
Total	248,925	205,736

Financial liabilities held for trading
Short positions in financial assets	42,233	45,861
Derivative financial instruments	117,476	99,503
Total	159,709	145,364

UNAUDITED

14           Financial investments

	30 June 2007	31 December 2006
Interest-earning securities available-for-sale	94,406	117,558
Interest-earning securities held-to-maturity	2,775	3,729
Equity investments available-for-sale	1,269	1,866
Equity investments designated at fair value through income	3,251	2,228
Total	101,701	125,381

15           Loans and receivables – banks

This item is comprised of amounts due from or deposited with banking institutions.

	30 June 2007	31 December 2006
Current accounts	11,257	9,473
Time deposits placed	12,036	15,396
Professional securities transactions	155,684	105,969
Loans to banks	4,364	3,986
Subtotal	183,341	134,824
Allowances for impairment [17]	(3)	(5)
Total	183,338	134,819

The movements during the year are mainly due to an increase in professional securities transactions in the UK.

16           Loans and receivables – customers

This item is comprised of amounts receivable, regarding loans and mortgages balances with non-bank customers.

	30 June 2007	31 December 2006
Public sector	6,179	11,567
Commercial	162,420	180,262
Consumer	125,056	135,484
Professional securities transactions	119,387	93,716
Multi-seller conduits	32,612	25,872
Subtotal	445,654	446,901
Allowances for impairment [17]	(3,750)	(3,646)
Total	441,904	443,255

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that the resulting credit risk is mitigated.

UNAUDITED

17           Loan impairment charges and allowances

2007
Balance at 1 January	3,651
Loan impairment charges:
New impairment allowances	1,254
Reversal of impairment allowances no longer required	(241)
Recoveries of amounts previously written off	(127)
Total loan impairment and other credit risk provisions	886

Amount recorded in interest income from unwinding of discounting	(17)
Currency translation differences	54
Amounts written off (net)	(631)
Disposals of businesses and discontinued operations	(230)
Unearned interest accrued on impaired loans	40
Balance at 30 June	3,753

All loans are assessed for potential impairment either individually and / or on a portfolio basis. The allowance for impairment is apportioned as follows:

	30 June 2007	31 December 2006
Commercial loans	2,470	2,344
Consumer loans	1,280	1,302
Loans to banks	3	5
Total	3,753	3,651

18           Equity accounted investments

	30 June 2007	31 December 2006
Banking institutions	1,488	1,436
Other activities	103	91
Total	1,591	1,527

2007
Balance at 1 January	1,527
Movements:
Purchases	25
Reclassifications	(23)
Sales	(1)
Share in results	139
Dividends received	(49)
Currency translation differences	(3)
Other	(24)
Balance at 30 June	1,591

UNAUDITED

19           Goodwill and other intangible assets

	30 June 2007	31 December 2006
Goodwill	4,946	4,714
Goodwill of private equity	287	2,436
Software	945	959
Other intangibles	962	1,298
Total	7,140	9,407

Compared to 31 December 2006 goodwill increased by EUR 232 million. EUR 163 million is attributable to the acquisition of Prime Bank Ltd (Pakistan) on 5 April 2007 (see note 2 - Developments) and EUR 63 million to the acquisition of the remaining outstanding shares (5.42%) in Banco Sudameris Brasil S.A. by Banco Real on 13 March 2007.

The decrease of goodwill of private equity investments by EUR 2.1 billion is a result of the deconsolidation of private equity investments (refer to note 2 of this interim financial report).

Impairment testing of goodwill
Goodwill has been allocated for impairment testing purposes to individual cash-generating units within the business.  Within the €5,233 million total carrying amount of goodwill and goodwill of private equity, €4,399 million of goodwill allocated to the Antonveneta cash-generating unit is the only significant individual carrying amount.  The remaining €834 million of goodwill is allocated across multiple cash-generating units whose recoverable amounts are assessed independently of one another.

During the second quarter of 2007, we identified that the half-year financial performance of the Antonveneta cash-generating unit was lower than previously forecasted.  We considered the reduced financial performance an indicator of goodwill impairment and therefore tested the goodwill attributable to the Antonveneta cash-generating unit for impairment.

In an impairment test, it is assessed whether the recoverable amount of a cash-generating unit is the higher of the cash-generating unit’s fair value less cost to sell and the cash generating unit’s value in use.  The higher recoverable amount of Antonveneta at 30 June 2007 is the fair value less cost to sell.  As there is no observable market price for the Antonveneta cash-generating unit, fair value has been estimated using an earnings multiple approach.  This approach multiplies a current best estimate of forecasted earnings by a price-earnings ratio.  Our approach multiples Antonveneta’s forecasted net profit figure for 2007 by the average applicable earnings multiple of observed transactions within the Italian banking market during the past two years.

Management’s test resulted in the recoverable amount of Antonveneta marginally exceeding the carrying amount. As a result no impairment charge was recorded. The outcome of the impairment test is sensitive to both the earnings multiplier and the forecasted earnings itself.

20           Issued debt securities

	30 June 2007	31 December 2006
Bonds and notes issued	114,139	117,122
Certificates of deposit and commercial paper	42,568	56,375
Cash notes, savings certificates and bank certificates	1,841	2,269
Subtotal	158,548	175,766
Commercial paper issued by multi-seller conduits	32,612	26,280
Total	191,160	202,046

UNAUDITED

21           Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.

The maturity profile of subordinated liabilities is as follows:

	30 June 2007	31 December 2006
Within one year	1,057	1,372
After one and within two years	1,556	1,833
After two and within three years	1,471	3,496
After three and within four years	779	1,323
After four and within five years	23	937
After five years	9,821	10,252
Total	14,707	19,213

Total subordinated liabilities include EUR 2,027 million (December 2006: EUR 6,122 million) which qualify as tier 1 capital for capital adequacy purposes. Another EUR 4,000 million of subordinated liabilities which also qualify as tier 1 capital is presented as liabilities of businesses held for sale in connection with the sale agreement of LaSalle.

22           Commitments and contingent liabilities

Loan and banking commitments

The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts for commitments are presented on a fully advanced basis. Guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	30 June 2007	31 December 2006
Contingent liabilities with respect to guarantees granted	51,925	46,026
Contingent liabilities with respect to irrevocable letters of credit	5,689	5,253
Committed credit facilities	151,607	145,418

Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

Other contingencies

Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

UNAUDITED

23           Capital adequacy

To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities primarily in the trading book. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities. Core tier 1 capital is tier 1 capital excluding preference shares.

The Group’s capital adequacy level was as follows:

	Balance sheet / unweighted amount		Risk weighted amount, including effect of contractual netting
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Balance sheet assets (net of provisions):
Cash and balances at central banks	14,485	12,317	504	296
Financial assets held for trading	248,925	205,736	-	-
Financial investments	101,701	125,381	9,237	14,142
Loans and receivables – banks	183,338	134,819	7,978	7,215
Loans and receivables – customers	441,904	443,255	141,468	161,584
Equity accounted investments	1,591	1,527	988	943
Property and equipment	3,798	6,270	3,519	4,419
Goodwill and other intangible assets	7,140	9,407	1,196	2,801
Assets of businesses held for sale	84,442	11,850	48,237	6,978
Accrued income and prepaid expenses	9,822	9,290	3,800	3,794
Other assets	22,913	27,212	3,627	6,776
(Sub)total	1,120,059	987,064	220,554	208,948
Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	209,221	196,697	53,050	53,336
Credit equivalent of derivatives			15,606	13,960
Insurance companies and other			416	379
Subtotal			69,072	67,675
Total credit risks			289,626	276,623
Market risk requirements			4,699	4,081
Total risk-weighted assets			294,325	280,704

The following table compares actual capital with that required for supervisory purposes.

	30 June 2007		31 December 2006
	Required	Actual	Required	Actual
Total capital	23,546	30,959	22,457	31,275
Total capital ratio	8.0%	10.52%	8.0%	11.14%

Tier 1 capital	11,773	24,037	11,228	23,720
Tier 1 capital ratio	4.0%	8.17%	4.0%	8.45%

Core tier 1	–	18,010	–	17,336
Core tier 1 ratio	–	6.12%	–	6.18%

UNAUDITED

24           Private equity investments

Private equity investments are either consolidated or held at fair value.

Consolidated private equity holdings

Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within goods and material expenses of consolidated private equity holdings. The impact of consolidating on the income statement these investments is set out in the table below. The results of operations from the investments, deconsolidated on 30 June 2007, have continued to be included in the results of operations in this quarter and the transaction as described in Note 2 of this interim financial report will impact the consolidated income statement as of the next quarter.

	6 months ended 30 June 2007	6 months ended 30 June 2006	3 months ended 30 June 2007	3 months ended 30 June 2006
Income of consolidated private equity holdings	2,783	2,634	1,390	1,388
Other income included in operating income	(174)	(161)	(85)	(78)
Total operating income of consolidated private equity holdings	2,609	2,473	1,305	1,310

Goods and material expenses of consolidated private equity holdings	1,949	1,855	979	1,003
Included in personnel expenses	294	275	142	138
Included in administrative costs	236	232	111	112
Included in depreciation and amortisation	136	103	48	53
Total operating expenses	2,615	2,465	1,280	1,306
Operating profit before tax of consolidated private equity holdings	(6)	8	25	4

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of the remaining consolidated entities at 30 June 2007 were EUR 1,700 million (31 December 2006: EUR 4,537 million) excluding goodwill.

25           Subsequent events

ABN AMRO Mellon Global Securities Services

On 5 July 2007, Mellon Bank N.A. has agreed to purchase ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V., the joint venture company established by the shareholders in 2003 to provide global custody and related services to institutions outside North America.  The transaction, which is subject to certain conditions including regulatory and other approvals, is expected to close during the third quarter 2007. After the close ABN AMRO Mellon will become part of The Bank of New York Company and Mellon Financial Corporation.  ABN AMRO Mellon is presented as held for sale in the balance sheet.

UNAUDITED

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Supervisory Board and Managing Board of ABN AMRO Holding N.V.

Introduction
We have reviewed the accompanying condensed interim financial report consisting of the consolidated balance sheet of ABN AMRO Holding N.V., Amsterdam, The Netherlands (the “Company”) as at 30 June 2007 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the three- and six-month period then ended and condensed explanatory notes (as set out in annex 3, further referred to as interim financial report). Company’s management is responsible for the preparation and fair presentation of this interim financial report accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on this interim financial report based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial report is not prepared, in all material respects, in accordance with IAS 34.

Amsterdam, 30 July 2007

for Ernst & Young Accountants

Signed J.J. Nooitgedagt